As filed with the Securities and Exchange Commission on July 31, 1997
                           Registration No. 333-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

               AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST OF
                     AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                              (Exact Name of Trust)

                    AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                               (Name of Depositor)

                               One American Square
                                  P.O. Box 368
                        Indianapolis, Indiana 46206-0368
               (Address of Depositor's Principal Executive Office)

                              John C. Swhear, Esq.
                                     Counsel
                    American United Life Insurance Company(R)
                               One American Square
                                  P.O. Box 368
                        Indianapolis, Indiana 46206-0368
               (Name and Address of Agent for Service of Process)

                                   Copies to:
                                Jeffrey S. Puretz
                          Dechert Price & Rhoads
                              1500 K Street, N.W.
                             Washington, D.C. 20005


          Title of securities being registered: Interests in the Separate Account under Flexible Premium Adjustable Variable Life Insurance Policies.

          Proposed maximum aggregate offering price to the public of the securities being registered: The Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940 and will file its Rule 24f-2 Notice for the fiscal year ending December 31, 1997 on or before March 31, 1998.

          Amount of filing fee: None.

          Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

               AUL American Individual Variable Life Unit Trust of
                    American United Life Insurance Company(R)

                           Flexible Premium Adjustable
                        Variable Life Insurance Policies

                             RECONCILIATION AND TIE

                  (Form N-8B-2 Items required by Instruction as
                         to the Prospectus in Form S-6)


Form N-8B-2                                                    Form S-6
Item Number                                              Heading in Prospectus

1.       (a) Name of trust............................   Prospectus front cover

         (b) Title of securities issued..............    Prospectus front cover

2.       Name and address of each depositor..........    Prospectus front cover

3.       Name and address of trustee.................    N/A

4.       Name and address of each principal
           underwriter...............................    Sale of the Policies

5.       State of organization of trust..............    Separate Account

6.       Execution and termination of trust
           agreement.................................    Separate Account

9.       Litigation.................................     Other Information About the
                                                          Policies and AUL - Litigation

                      II. General Description of the Trust
                           and Securities of the Trust

10.      (a)      Registered or bearer                    Summary and Diagram
                    securities........................     of the Policy

         (b)      Cumulative or distributive              Summary and Diagram
                    securities.........................    of the Policy

                                       i


         (c)   Withdrawal or Redemption...............    Cash Benefits - Policy Loans; Cash
                                                            Benefits - Surrendering the Policy for
                                                            Net Cash Value

         (d)   Conversion, transfer, etc................   Premium Payments and Allocations -
                                                            Transfer Privilege; Premium Payments and Allocations
                                                            - Dollar Cost Averaging Program;
                                                            Premium Payments and Allocations -
                                                            Portfolio Rebalancing Program; Cash Benefits
                                                            - Policy Loans; Cash Benefits - Partial
                                                            Surrenders; Other Policy Benefits and
                                                            Provisions Exchange for Paid-Up Policy

         (e)  Lapse or Default..........................    Premium Payments and Allocations - Premium Payments to Prevent Lapse;
                                                             Other Policy Benefits and Provisions - Reinstatement

         (f)  Voting rights.............................    Other Information About the Policies and AUL - Voting Rights

         (g)  Notice to security holders...............     Other Policy Benefits and Provisions -
                                                             Changes in the Policy or Benefits;
                                                             Other Policy Benefits and Provisions
                                                             Reports to Policy Owners; Other
                                                             Information About the Policies and
                                                             AUL  - Addition, Deletion or
                                                             Substitution of Investments

         (h)  Consents required........................     Other Information About the
                                                              Policies and AUL  - Voting Rights;
                                                              Other Policy Benefits and Provisions
                                                              - Changes in the Policy or
                                                              Benefits; Other Information About
                                                              the Policies and AUL  - Voting
                                                              Rights; Other Information About
                                                              the Policies and AUL  - Addition,
                                                              Deletion or Substitution of Investments
                                       ii




         (i)  Other provisions.........................     Premium Payments and Allocations; Charges and Deductions;
                                                             Death Benefits and Changes in Face Amount; Cash
                                                             Benefits; Summary and Diagram of the
                                                             Policy; Fixed Account

11.      Type of securities comprising units...........     Prospectus front cover; General
                                                             Information About AUL, the Separate
                                                             Account and the Funds

12.      Certain information regarding periodic
          payment plan certificates....................     General Information About AUL, the
                                                             Separate Account and the Funds- The Funds

13.      (a)      Load, fees, expenses, etc.............    Charges and Deductions

         (b)      Certain information regarding
                    periodic payment plan
                    certificates........................    N/A

         (c)      Certain percentages...................    Charges and Deductions

         (d)      Certain other fees, etc...............    Charges and Deductions

         (e)      Certain other profits or benefits.....    Premium Payments and Allocations
                                                             - Transfer Privilege;  Fixed Account
                                                             Transfers from Fixed Account; Illustrations
                                                             of Account Values,  Cash Values,
                                                             Death Benefits and Accumulated
                                                             Premium Payments

         (f)     Other benefits..........................   General Information About AUL, the
                                                             Separate Account and the Funds - The Funds

         (g)     Ratio of annual charges to
                  income..................................  N/A

                                      iii





14.      Issuance of trust's securities................     Summary and Diagram of the Policy; Premium Payments
                                                             and Allocations

15.      Receipt and handling of payments                   Premium Payments and
           from purchasers.............................      Allocations

16.      Acquisition and disposition of                     General Information About AUL,
           underlying securities ......................      the Separate Account and the Funds; Charges and
                                                             Deductions- Fund Expenses

17.      Withdrawal or redemption......................     Premium Payments and Allocations-Transfer
                                                             Privilege; Fixed Account Transfers from
                                                             Fixed Account; Fixed Account - Payment
                                                             Deferral; Charges and Deductions -
                                                             Surrender Charge; Cash Benefits -
                                                             Surrendering the Policy for Net Cash Value;
                                                             Cash Benefits - Policy Loans; Cash Benefits
                                                             - Partial Surrenders; Cash Benefits -
                                                             Settlement Options; Other Information
                                                             About the Policies and AUL  - Reinstatement

18.      (a)     Receipt, custody and                        General Information About AUL,
                  disposition of income ...............      the Separate Account and the
                                                              Funds - Separate Account; Other
                                                              Policy Benefits and Provisions -
                                                              Dividends; Tax Considerations

         (b)      Reinvestment of
                    distributions......................      N/A

         (c)      Reserves or special funds............      N/A

         (d)      Schedule of distributions............      N/A

19.      Records, accounts and reports.................      Other Policy Benefits and Provisions - Reports to Policy Owners

                                       iv



20.      Certain miscellaneous provisions
           of trust agreement:

         (a)      Amendment............................     N/A

         (b)      Termination..........................     N/A

         (c)      and (d) Trustee, removal and
                    successor..........................     N/A

         (e)      and (f) Depositors, removal
                    and successor......................     N/A

21.      Loans to security holders.....................     Cash Benefits - Policy Loans

22.      Limitations on liability......................     N/A

23.      Bonding arrangements..........................     N/A

24.      Other material provisions of
           trust agreement..............................    Other Information About the
                                                             Policies and AUL

                        III. Organizations, Personnel and
                             Affiliated Persons of Depositor

25.      Organization of depositor.....................     AUL

26.      Fees received by depositor

         (a)      Under the policies...................     N/A

         (b)      From the Funds.......................     General Information About AUL, the
                                                             Separate Account and the Funds - The Funds

27.      Business of depositor.........................     General Information About AUL, the
                                                             Separate Account and the Funds - AUL

28.      Certain information as to officials
          and affiliated persons of depositor..........     Other Information About the
                                                             Policies and AUL - AUL Directors and
                                                              Executive Officers
                                       v

29.      Voting securities of depositor................     N/A

30.      Persons controlling depositor.................     N/A

31.      Payments by depositor for certain
           services rendered to trust..................     N/A

32.      Payments by depositor for certain
           other services rendered to
           trust.......................................     N/A

33.      Remuneration of employees of
           depositor for certain services
           rendered to trust...........................     N/A

34.      Remuneration of other persons
           for certain services rendered
           to trust....................................     N/A

                  IV. Distribution and Redemption of Securities

35.      Distribution of trust's securities
           by states...................................     N/A

37.      Revocation of authority to
           distribute..................................     N/A

38.      (a)   Method of distribution..................     Other Information About the Policies
                                                             and AUL - Sale of the Policies

         (b)   Underwriting agreements.................     Other Information About the Policies
                                                             and AUL - Sale of the Policies

         (c)   Selling agreements......................     Other Information About the Policies
                                                             and AUL - Sale of the Policies

39.      (a)      Organization of principal
                    underwriters.......................     See Item 25


                                       vi




         (b)      N.A.S.D. membership of
                   principal underwriters..............     Other Information About the Policies
                                                             and AUL - Sale of the Policies

40.      Certain fees received by principal
           underwriters................................     See Item 26

41.      (a)      Business of each principal
                    underwriter........................     See Item 27

42.      Ownership of trust's securities
           by certain persons..........................     N/A

43.      Certain brokerage commissions
           received by principal
           underwriters................................     N/A

44.      (a)      Method of valuation..................     How Your Account Values Vary

         (b)      Schedule as to offering
                    price..............................     Charges and Deductions

         (c)      Variation in offering price
                    to certain persons.................     Charges and Deductions

45.      Suspension of redemption rights...............      N/A

46.      (a)  Redemption Valuation.....................      How Your Account Value Varies; Cash
                                                              Benefits - Surrender Charge

         (b)  Schedule as to redemption
               price....................................     Cash Benefits - Surrender Charge

47.      Maintenance of position in
          underlying securities........................      General Information About AUL,
                                                              the Separate Account and the
                                                              Funds Separate Account; General
                                                              Information About AUL, the
                                                              Separate Account and the Funds
                                                              -  The Funds; Premium Payments
                                                              and Allocations - Premium Allocations
                                                              and Crediting
                                      vii

               V. Information Concerning the Trustee or Custodian

48.      Organization and regulation of
           trustee.....................................     N/A

49.      Fees and expenses of trustees.................     N/A

50.      Trustee's lien................................     N/A

                     VI. Information Concerning Insurance of
                              Holders of Securities

51.      Insurance of holders of trust's                    Summary and Diagram of the
          securities...................................      Policy; General Information
                                                             About AUL, the Separate Account and the
                                                             Funds; Death Benefit and Changes in
                                                             Face Amount; Cash Benefits; Other
                                                             Policy Benefits and Provisions; Other
                                                             Information About the Policies and AUL;
                                                             Premium Payments and Allocations

52.      (a)      Provisions of trust agreement
                    with respect to selection or
                    elimination of underlying
                    securities.........................     Other Information About the Policies
                                                              and AUL - Addition, Deletion or
                                                              Substitution of Investments; General
                                                              Information About AUL, the Separate
                                                              Account and the Funds

         (b)      Transactions involving elimination
                    of underlying securities...........     N/A

         (c)      Policy regarding substitution
                    or elimination of under-
                    lying securities...................    See Item 52(a)

         (d)      Fundamental policy not other-
                    wise covered.......................    N/A

53.      Tax status of trust...........................    Tax Considerations

                                      viii



                   VIII. Financial and Statistical Information

54.      Trust's securities during last
           ten years...................................     N/A

55.      Trust's securities during last
           ten years...................................     N/A


                                   PROSPECTUS

           FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY

                     American United Life Insurance Company(R)
                               One American Square
                                  P.O. Box 368
                        Indianapolis, Indiana 46206-0368


This Prospectus describes a flexible premium adjustable variable life insurance policy (the "Policy") offered by American United Life Insurance Company(R) ("AUL," "we," "us" or "our"). The Policy is designed to provide insurance protection on the Insured (or Insureds if you choose the Last Survivor Rider) named in the Policy, and at the same time provide you with the flexibility to vary the amount and timing of premium payments and to change the amount of death benefits payable under the Policy. This flexibility allows you to provide for your changing insurance needs under a single insurance Policy.

You also have the opportunity to allocate Net Premiums and Account Value to one or more Investment Accounts of the AUL American Individual Variable Life Unit Trust (the "Separate Account") and to AUL's general account (the "Fixed Account"), within limits. This Prospectus generally describes only that portion of the Account Value allocated to the Separate Account. For a brief summary of the Fixed Account, see "Fixed Account." The assets of each Investment Account are invested in a corresponding mutual fund portfolio (each, a "Portfolio") of AUL American Series Fund, Inc., Alger American Portfolio, American Century Variable Portfolios, Inc., Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, and T. Rowe Price Equity Series, Inc. (each a "Fund"). Each Fund, and its Portfolio(s), is managed by the investment adviser shown below:

Fund                                                 Investment Adviser

AUL American Series Fund, Inc.                       AUL
     AUL American Equity Portfolio
     AUL American Bond Portfolio
     AUL American Money Market Portfolio
     AUL American Managed Portfolio

Alger American Fund                                  Fred Alger & Company
     Alger American Growth Portfolio

American Century Variable Portfolios, Inc.           American Century Investment Management, Inc.
     VP Capital Appreciation
     VP International

Fidelity Variable Insurance Products Fund            Fidelity Management & Research Company
     Equity-Income Portfolio
     Growth Portfolio
     High Income Portfolio
     Overseas Portfolio



Fidelity Variable Insurance Products Fund II         Fidelity Management & Research Company
     Asset Manager Portfolio
     Contrafund
     Index 500 Portfolio
     Money Market Portfolio

T. Rowe Price Equity Series, Inc.                    T. Rowe Price Associates, Inc.
     T. Rowe Price Equity Income Portfolio

The prospectuses for the Funds describe their respective Portfolios, including the risks of investing in the Portfolios, and provide other information on the Funds.

You can select from two death benefit options available under the Policy: a level death benefit ("Option 1") and a death benefit that fluctuates with the Account Value ("Option 2"). AUL guarantees that the Death Benefit Proceeds will never be less than the specified Death Benefit in force (less any outstanding loan and loan interest and plus any benefits provided by rider) so long as sufficient premiums are paid to keep the Policy in force.

The Policy provides for a Net Cash Value that can be obtained by surrendering the Policy. Because this value is based on the performance of the Portfolios of the Funds, to the extent of allocations to the Separate Account, there is no guaranteed minimum Net Cash Value.

If the Net Cash Value is insufficient to cover the Monthly Deduction under the Policy, the Policy will lapse without value. However, AUL guarantees to keep the Policy in force during the Guarantee Period, so long as we receive from you the Required Premium for the Guarantee Period, and so long as certain other conditions are met. The Policy also permits loans and Partial Surrenders, within limits.

It may not be advantageous to replace existing insurance with this Policy. Within certain limits, you may return the Policy, or exchange it for a paid-up policy for a reduced Death Benefit that provides benefits that do not vary with the investment results of a separate account.

THIS PROSPECTUS PRESENTS INFORMATION YOU SHOULD KNOW BEFORE DECIDING TO PURCHASE A POLICY. IT SHOULD BE RETAINED FOR FUTURE REFERENCE. PROSPECTUSES FOR THE FUNDS SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS.

AN INVESTMENT IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE POLICY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE POLICY INVOLVES CERTAIN RISKS, INCLUDING THE LOSS OF PREMIUM PAYMENTS (PRINCIPAL).

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The Date of this Prospectus is __________, 1997.

                               PROSPECTUS CONTENTS
                                                                           Page

DEFINITIONS OF TERMS........................................... ..............7

SUMMARY AND DIAGRAM OF THE POLICY............................................11

GENERAL INFORMATION ABOUT AUL, THE SEPARATE ACCOUNT AND THE FUNDS............15
         AUL.................................................................15
         Separate Account....................................................15
         The Funds...........................................................15

PREMIUM PAYMENTS AND ALLOCATIONS.............................................18
         Applying for a Policy................................... ...........18
         Right to Examine Policy.............................................19
         Premiums............................................................19
         Premium Payments to Prevent Lapse...................................20
         Premium Allocations and Crediting...................................21
         Transfer Privilege..................................................22
         Dollar Cost Averaging Program.......................................23
         Portfolio Rebalancing Program.......................................23

FIXED ACCOUNT................................................................24
         Minimum Guaranteed and Current Interest Rates.......................24
         Calculation of the Fixed Account Value..............................25
         Transfers from the Fixed Account....................................25
         Payment Deferral....................................................25

CHARGES AND DEDUCTIONS.......................................................25
         Premium Expense Charges.............................................25
         Monthly Deduction...................................................25
         Mortality and Expense Risk Charge...................................27
         Surrender Charge....................................................27
         Taxes...............................................................28
         Special Uses........................................................28
         Fund Expenses.......................................................28

HOW YOUR ACCOUNT VALUES VARY.................................................28
         Determining the Account Value.......................................29
         Cash Value and Net Cash Value.......................................30

DEATH BENEFIT AND CHANGES IN FACE AMOUNT.................................. ..30
         Amount of Death Benefit Proceeds....................................31
         Initial Face Amount and Death Benefit Option..................... ..31
         Changes in Death Benefit Option.....................................31
         Changes in Face Amount..............................................32

        Selecting and Changing the Beneficiary...............................33

CASH BENEFITS................................................................33
         Policy Loans........................................................33
         Surrendering the Policy for Net Cash Value..........................34
         Partial Surrenders..................................................35
         Settlement Options..................................................35
         Specialized Uses of the Policy......................................36
         Life Insurance Retirement Plans.....................................36
         Risks of Life Insurance Retirement Plans............................37

ILLUSTRATIONS OF ACCOUNT VALUES, CASH VALUES, DEATH BENEFITS AND ACCUMULATED
 PREMIUM PAYMENTS............................................................38

OTHER POLICY BENEFITS AND PROVISIONS.........................................47
         Limits on Rights to Contest the Policy..............................47
         Changes in the Policy or Benefits...................................48
         Change of Insured...................................................48
         Exchange for Paid-Up Policy.........................................48
         When Proceeds Are Paid..............................................48
         Dividends...........................................................49
         Reports to Policy Owners............................................49
         Assignment..........................................................49
         Reinstatement.......................................................49
         Rider Benefits......................................................49

TAX CONSIDERATIONS...........................................................52
         Tax Status of the Policy............................................52
         Tax Treatment of Policy Benefits....................................53
         Estate and Generation Skipping Taxes................................55
         Life Insurance Purchased for Use in Split Dollar Arrangements.......56
         Non-Individual Ownership of Contracts...............................56
         Possible Charge for AUL's Taxes.....................................56

OTHER INFORMATION ABOUT THE POLICIES AND AUL.................................57
         Policy Termination..................................................57
         Resolving Material Conflicts........................................57
         Addition, Deletion or Substitution of Investments...................57
         Voting Rights.......................................................58
         Sale of the Policies................................................59
         AUL Directors and Executive Officers................................59
         State Regulation....................................................64
         Additional Information..............................................64
         Independent Auditors................................................64
         Litigation..........................................................64
         Legal Matters.......................................................64
         Financial Statements................................................64

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUSES OF THE FUNDS, OR THE STATEMENTS OF ADDITIONAL INFORMATION OF THE FUNDS.

                              DEFINITIONS OF TERMS

ACCOUNT VALUE

          The Account Value is the sum of your interest in the Variable Account, the Fixed Account, and the Loan Account.

AGE

          Issue Age means the Insured's age as of the Contract Date. Attained Age means the Issue Age increased by one for each complete Policy Year.

CASH VALUE

          The Cash Value is the Account Value less the Surrender Charge.

CONTRACT DATE

          The  date  from  which  Monthiversaries,   Policy  Years,  and  Policy
          Anniversaries are measured. Suicide and incontestability periods are measured from the Contract Date.

DEATH BENEFIT AND DEATH BENEFIT PROCEEDS

          This Policy has two death benefit options. The Death Benefit Proceeds are the Death Benefit less any outstanding loan and loan interest, plus any benefits provided by rider.

FACE AMOUNT

          The Face Amount shown on the Policy Data Page of the Policy, or as subsequently changed.

FIXED ACCOUNT

          An account which is part of our general account, and is not part of or dependent on the investment performance of the Variable Account.

GUARANTEE PERIOD

          The period shown on the Policy Data Page during which the Policy will remain in force if cumulative premiums less any outstanding loan and loan interest and Partial Surrenders equal or exceed the Required Premium for the Guarantee Period. The Guarantee Period terminates on any Monthiversary that the test fails.

HOME OFFICE

          One American Square, P.O. Box 368, Indianapolis, Indiana 46206-0368.

INSURED

          The insured named on the Policy Data Page of the Policy. The Insured may or may not be the Owner. An available rider provides for coverage on the lives of two Insureds.

INVESTMENT ACCOUNTS

          One or more of the subdivisions of the Separate Account. Each Investment Account is invested in a different Portfolio.

ISSUE DATE

          The date the Policy is issued.

LOAN ACCOUNT

          A portion of the Account Value which is collateral for loan amounts.

MINIMUM INSURANCE PERCENTAGE

          The minimum percentage of insurance required to qualify the Policy under the Internal Revenue Code. A table of these amounts is on the Policy Data Page of your Policy.

MODIFIED ENDOWMENT

          A classification of policies determined under the Internal Revenue Code to be modified endowment contracts, which affects the tax status of distributions from the Policy.

MONTHIVERSARY

          The same date of each month as the Contract Date. If a Monthiversary falls on a day which is not a Valuation Date, the processing of the Monthiversary will be the next Valuation Date.

NET CASH VALUE

          Cash Value less outstanding loans and loan interest.

NET PREMIUM

          The total premium paid reduced by premium expense charges.

OWNER

          The owner named in the application for a Policy, unless changed.

PARTIAL SURRENDER

          A withdrawal of a portion of the Account Value.

POLICY ANNIVERSARY

          The same date each year as the Contract Date.

POLICY DATA PAGE

          The Policy Data Page in your Policy, or the supplemental Policy Data Page most recently sent to you by us.

POLICY YEAR

          One year from the Contract Date and from each Policy Anniversary.

PORTFOLIO

          A separate investment fund in which the Separate Account invests.

PROPER NOTICE

          Notice that is received at our Home Office in a form acceptable to us.

REQUIRED PREMIUM FOR THE GUARANTEE PERIOD

          The amount that must be paid on a cumulative basis to keep this Policy in force during the Guarantee Period.

RISK AMOUNT

          The Death Benefit divided by 1.00246627 less the Account Value.

SEPARATE ACCOUNT

          AUL American Individual Variable Life Unit Trust. The Separate Account is segregated into several Investment Accounts.

VALUATION DATE

          Valuation Dates are the dates on which the Investment Accounts are valued. A Valuation Date is any date on which the New York Stock Exchange is open for trading and we are open for business.

VALUATION PERIOD

          A Valuation Period begins at the close of one Valuation Date and ends at the close of the next succeeding Valuation Date.

VARIABLE ACCOUNT

          The Account Value of this Policy which is invested in one or more Investment Accounts.

WE

          "We", "us" or "our" means AUL.

YOU

          "You" or "your" means the Owner of this Policy.

                        SUMMARY AND DIAGRAM OF THE POLICY


The following summary of Prospectus information and diagram of the Policy should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, the description of the Policy in this Prospectus assumes that the Policy is in force, that the Last Survivor Rider is not in force, and that there are no outstanding loans and loan interest.

The Policy is similar in many ways to fixed-benefit life insurance. As with fixed-benefit life insurance, the Owner of a Policy pays premium payments for insurance coverage on the Insured. Also, like fixed-benefit life insurance, the Policy provides for accumulation of Net Premiums and a Net Cash Value that is payable if the Policy is surrendered during the Insured's lifetime. As with fixed-benefit life insurance, the Net Cash Value during the early Policy Years is likely to be lower than the premium payments paid.

However, the Policy differs from fixed-benefit life insurance in several important respects. Unlike fixed-benefit life insurance, the Death Benefit may and the Account Value will increase or decrease to reflect the investment performance of the Investment Accounts to which Account Value is allocated. Also, there is no guaranteed minimum Net Cash Value. Nonetheless, AUL guarantees to keep the Policy in force during the Guarantee Period shown on the Policy Data Page of your Policy if, on each Monthiversary, the sum of the premiums paid to date, less any Partial Surrenders, loans and loan interest, equals or exceeds the Required Premium for the Guarantee Period (shown on the Policy Data Page of your Policy) multiplied by the number of Policy Months since the Policy Date. Otherwise, if the Net Cash Value is insufficient to pay the Monthly Deduction, the Policy will lapse without value after a grace period. See "Premium Payments to Prevent Lapse." If a Policy lapses while loans are outstanding, adverse tax consequences may result. See "Tax Considerations."

The most important features of the Policy, such as charges, cash surrender benefits, Death Benefits, and calculation of Cash Values, are summarized in the diagram on the following pages.

     Purpose of the Policy. The Policy is designed to provide long-term insurance benefits, and may also provide long-term accumulation of Cash Value. The Policy should be evaluated in conjunction with other insurance policies that you own, as well as the need for insurance and the Policy's long-term potential for growth. It may not be advantageous to replace existing insurance coverage with this Policy. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Policy illustrations. See "Illustrations" and "Specialized Uses of the Policy."

     Illustrations. Illustrations included in this Prospectus or used in connection with the purchase of a Policy that illustrate Policy Cash Values and Death Benefit Proceeds for prototype insureds are based on hypothetical rates of return.

The   illustrations   show  Policy   values   based  on  current   charges  and,
alternatively, guaranteed charges. See "Illustrations of Account Values, Cash Values, Death Benefits and Accumulated Premium Payments."

     Policy Tax Compliance. AUL intends for the Policy to satisfy the definition of a life insurance policy under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Under certain circumstances, a Policy will be treated as a Modified Endowment under federal tax law. AUL will monitor the Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of violating the federal tax definition of life insurance or becoming a Modified Endowment. However, we do not undertake to give you such notice or take any corrective action. We reserve the right to refund any premiums that may cause the Policy to become a Modified Endowment. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a Modified Endowment, see "Tax Considerations."

     Right to Examine Policy and Policy Exchange. For a limited time, you have the right to cancel your Policy and receive a refund. See "Right to Examine Policy." Net Premiums are generally allocated to the Fixed Account and Investment Accounts on the later of the day the "right to examine" period expires, or the date we receive the premium at our Home Office. See "Premium Allocations and Crediting."

You may exchange the Policy for a paid-up whole life policy with a level face amount, not greater than the Policy's Face Amount, that can be purchased by the Policy's Net Cash Value. See "Exchange for Paid-Up Policy."

     Owner Inquiries. If you have any questions, you may write or call our Home Office at One American Square, P.O. Box 368, Indianapolis, Indiana 46206-0368, 1-317-263-1877.


                               Diagram of Contract

                                Premium Payments



 . You select a payment plan but are not required to pay premium payments according to the plan. You can vary the amount and frequency.

 . The Policy's minimum initial premium payment depends on the Insured's age, sex and risk class, Initial Face Amount selected, any supplemental and/or rider benefits, and any planned periodic premiums.

 . Unplanned premium payments may be made, within limits.

 . Extra premium payments may be necessary to prevent lapse.

                        Deductions from Premium Payments

 . For state and local premium taxes (2.5% of premium payments)

 . For sales  charges  (3.5% of each  premium  paid  during  the first ten Policy
  Years; 1.5% of each premium paid thereafter).


                              Net Premium Payments

 . You direct the allocation of Net Premium payments among 16 Investment Accounts of the Separate Account and the Fixed Account. (See rules and limits on Net Premium payment allocations.)

 . Each Investment Account invests in a corresponding portfolio of a mutual fund:


Mutual Fund                                    Portfolio

AUL American Series Fund, Inc.                 Equity Portfolio
                                               Bond Portfolio
                                               Managed Portfolio
                                               Money Market Portfolio

Alger American Fund                            Alger American Growth Portfolio

American Century Variable Portfolios, Inc.     VP Capital Appreciation
                                               VP International

Fidelity Variable Insurance Products Fund      Equity-Income Portfolio
                                               Growth Portfolio
                                               High Income Portfolio
                                               Overseas Portfolio

Fidelity Variable Insurance Products Fund II   Asset Manager Portfolio
                                               Contrafund Portfolio
                                               Index 500 Portfolio
                                               Money Market Portfolio

T. Rowe Price Equity Series, Inc.              T. Rowe Price Equity Income

 . Interest is credited on amounts allocated to the Fixed Account at a minimum guaranteed rate of 3%. (See rules and limits on transfers from the Fixed
  Account allocation).


                                   Deductions

                               From Account Value

 . Monthly deduction for cost of insurance, administration fees and charges for any supplemental and/or rider benefits. Administration fees are currently $30.00 per month for the first Policy Year and $5.00 per month thereafter.

                            From Investment Accounts

 . Monthly  charge  at a  guaranteed  annual  rate of 0.75%  from the  Investment
  Accounts during the first 10 Policy Years and 0.25% thereafter. This charge is not deducted from the Fixed Account value.

 . Investment advisory fees and operating expenses are deducted from the assets of each Portfolio.

                                  Account Value

 . Account Value is equal to Net Premiums, as adjusted each Valuation Date to reflect Investment Account investment experience, interest credited on Fixed Account value, charges deducted and other Policy transactions (such as transfers, loans and surrenders).

 . Varies from day to day.  There is no minimum  guaranteed  Account  Value.  The
  Policy may lapse if the Net Cash Value is insufficient to cover a Monthly Deduction due.

 . Can be transferred among the Investment Accounts and Fixed Account. A transfer fee of $25.00 may apply if more than 12 transfers are made in a Policy Year.

 . Is the starting point for calculating certain values under a Contract, such as the Cash Value, Net Cash Value and the Death Benefit used to determine Death Benefit Proceeds.

            Cash Benefits                                  Death Benefits

 . Loans may be taken for amounts up to 90% of the          . Income tax free to beneficiary.
  Account Value, less loan interest due on the next
  Policy Anniversary and any surrender charges.            . Available as lump sum or under a variety of
                                                             settlement options.
 . Partial Surrenders generally can be made provided
  there is sufficient remaining Net Cash Value.            . For all policies, the minimum Face Amount of $50,000.

 . The policy may be  surrendered  in full at any time      . Two death  benefit  options available:  Option 1,
  for its Net Cash Value.  A surrender charge will           equal to the Face Amount, and Option 2, equal to the
  apply during the first fifteen Policy Years after          Face Amount plus Account Value.
  issue and after any increase in Face Amount.

 . Settlement options are available.                        . Flexibility to change the death benefit option and Face Amount.

 . Loans, Partial Surrenders, and Full Surrenders           . Any outstanding loan and loan interest is deducted
  may have adverse tax consequences.                         from the amount payable.

                                                           . Supplemental and/or rider benefits may be available.


        GENERAL INFORMATION ABOUT AUL, THE SEPARATE ACCOUNT AND THE FUNDS

AUL

The Policies are issued by AUL which is a mutual life insurance company organized under the laws of the State of Indiana. It was originally incorporated as a fraternal society in 1877 under the laws of the federal government, and reincorporated under the laws of the State of Indiana in 1933. AUL is currently licensed to transact life insurance business in 48 states and the District of Columbia. AUL conducts a conventional life insurance, reinsurance, and annuity business. At December 31, 1996, AUL had admitted assets of $7,852,292,848 and a policy owners' surplus of $572,825,650.

AUL is subject to regulation by the Department of Insurance of the State of Indiana as well as by the insurance departments of all other states and jurisdictions in which it does business. We submit annual statements on our operations and finances to insurance officials in such states and jurisdictions. The forms for the Policy described in this Prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which Policies are sold.

Separate Account

The Separate Account was established as a segregated investment account under Indiana law on July 10, 1997. It is used to support the Policies and may be used to support other variable life insurance contracts, and for other purposes permitted by law. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment
Company Act of 1940 (the "1940 Act"). AUL has established other segregated investment accounts, some of which also are registered with the SEC.

The Separate Account is divided into Investment Accounts. The Investment Accounts available under the Policies invest in shares of Portfolios of the Funds. The Separate Account may include other Investment Accounts that are not available under the Policies and are not otherwise discussed in this Prospectus. The assets in the Separate Account are owned by AUL.

Income, gains and losses, realized or unrealized, of an Investment Account are credited to or charged against the Investment Account without regard to any other income, gains or losses of AUL. Applicable insurance law provides that assets equal to the reserves and other contract liabilities of the Separate Account are not chargeable with liabilities arising out of any other business of AUL. AUL is obligated to pay all benefits provided under the Policies.

The Funds

Each Fund is registered with the SEC as a diversified, open-end management investment company under the 1940 Act, although the SEC does not supervise their management or investment practices and policies. Each of the Funds comprises one or more of the Portfolios and other series that are not available under the Policies. The investment objectives of each of the Portfolios is described below.

     AUL American Series Fund, Inc.

     AUL American Equity Portfolio. The primary investment objective of the AUL American Equity Portfolio is long-term capital appreciation. The Portfolio seeks current investment income as a secondary objective. The Portfolio attempts to achieve these objectives by investing primarily in equity securities selected on the basis of fundamental investment research for their long-term growth prospects.

     AUL American Bond Portfolio. The primary investment objective of the AUL American Bond Portfolio is to provide a high level of income consistent with prudent investment risk. As a secondary objective, the Portfolio seeks to provide capital appreciation to the extent consistent with the primary objective. The Portfolio attempts to achieve these objectives by investing primarily in corporate bonds and other debt securities.

     AUL American Money Market Portfolio. The investment objective of the AUL American Money Market Portfolio is to provide a high level of current income while preserving assets and maintaining liquidity and investment quality. The Portfolio attempts to achieve this objective by investing in short-term money market instruments that are of the highest quality.

     AUL American Managed Portfolio. The investment objective of the AUL American Managed Portfolio is to provide a high total return consistent with prudent investment risk. The Portfolio attempts to achieve this objective through a fully managed investment policy utilizing publicly traded common stock, debt securities (including convertible debentures), and money market securities.

     Alger American Fund

     Alger American Growth Portfolio. The Alger American Growth Portfolio is a growth portfolio that seeks to obtain long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have a total market capitalization of one billion dollars or greater.

     American Century Variable Portfolios, Inc.

     VP Capital Appreciation. The VP Capital Appreciation Portfolio seeks capital growth by investing primarily in common stocks (including securities convertible into common stocks and other equity equivalents) and other securities that meet certain fundamental and technical standards of selection and have, in the opinion of the Portfolio's investment manager, better than average potential for appreciation. The Portfolio tries to stay fully invested in such securities, regardless of the movement of prices generally.

     VP International. The VP International Portfolio seeks to achieve its investment objective of capital growth by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and have, in the opinion of the investment manager, potential for appreciation. The Portfolio will invest primarily in common stocks (defined to include depository receipts for common stock and other equity equivalents) of such companies. Investment in securities of foreign issuers typically involves a greater degree of risk than investment in domestic securities.

     Fidelity Variable Insurance Products Fund

     Equity-Income Portfolio. The Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities; the Portfolio will also consider the potential for capital appreciation.

     Growth Portfolio. The Growth Portfolio seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although the Portfolio's investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

     High Income Portfolio. The High Income Portfolio seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. These include securities commonly referred to as junk bonds, the risks of which are described in the prospectus for the Fund.

     Overseas Portfolio. The Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

     Fidelity Variable Insurance Products Fund II

     Asset Manager Portfolio. The Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed income instruments.

     Contrafund.   The  Contrafund   Portfolio  seeks  capital  appreciation  by
investing primarily in companies that the investment adviser believes to be undervalued due to an overly pessimistic appraisal by the public.

     Index 500 Portfolio. The Index 500 Portfolio seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of common stocks publicly traded in the United States. In seeking this objective, the Portfolio attempts to duplicate the composition and total return of the Standard & Poor's Composite Index of 500 Stocks.

     Money Market Portfolio. The Money Market Portfolio seeks to maintain a stable $1.00 share price and a high level of current income while preserving capital and liquidity. The Portfolio invests its assets in high-quality, U.S. dollar-denominated money market securities of domestic and foreign issuers.

     T. Rowe Price Equity Series, Inc.

     T. Rowe Price Equity Income Portfolio. The T. Rowe Price Equity Income Portfolio seeks to provide substantial dividend income as well as long-term capital appreciation through investments in common stocks of established companies.

THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES OF ANY OF THE FUNDS WILL BE ACHIEVED.

More detailed information concerning the investment objectives, policies, and restrictions pertaining to the Funds and Portfolios and their expenses, investment advisory services and charges and the risks involved with investing in the Portfolios and other aspects of their operations can be found in the current prospectus for each Fund or Portfolio and the current Statement of Additional Information for each Fund or Portfolio. The prospectuses for the Funds or Portfolios should be read carefully before any decision is made concerning the allocation of Net Premium payments or transfers among the Investment Accounts.

AUL has entered into agreements with the Distributors/Advisers of Alger American Fund, American Century Variable Portfolios, Inc. and Fidelity Investments and under which AUL has agreed to render certain services and to provide information about these Funds to Owners who invest in these Funds. Under these agreements and for providing these services, AUL receives compensation from the Distributor/Advisor of these Funds ranging from zero basis points until a certain level of Fund assets have been purchased to fifteen basis points on the net average aggregate deposits made.

AUL cannot guarantee that each Fund or Portfolio will always be available for the Policies; but, in the unlikely event that a Fund or Portfolio is not available, AUL will take reasonable steps to secure the availability of a comparable fund. Shares of each Portfolio are purchased and redeemed at net asset value, without a sales charge.


                        PREMIUM PAYMENTS AND ALLOCATIONS

Applying for a Policy

AUL requires satisfactory evidence of the proposed Insured's insurability, which may include a medical examination of the proposed Insured. The available Issue Ages are 0 through 85 on a standard non-tobacco user and tobacco user basis, and 20 through 85 on a preferred non-tobacco user and tobacco user basis. Issue Age is determined based on the Insured's age as of the Contract Date. Acceptance of an application depends on AUL's underwriting rules, and AUL reserves the right to reject an application. Coverage under the Policy is effective as of the later of the date the initial premium is paid or the Issue Date.

As the Owner of the Policy, you may exercise all rights provided under the Policy while the Insured is living, subject to the interests of any assignee or irrevocable beneficiary. The Insured is the Owner, unless a different Owner is named in the application. In accordance with the terms of the Policy, the Owner may in the application or by Proper Notice name a contingent Owner or a new Owner while the Insured is living. The Policy may be jointly owned by more than one Owner. The consent of both joint Owners is required for all transactions except when proper forms have been executed to allow one Owner to make changes. Unless a contingent Owner has been named, on the death of the last surviving Owner, ownership of the Policy passes to the estate of the last surviving Owner, which then will become the Owner. A change in Owner may have tax consequences. See "Tax Considerations."

Right to Examine Policy

You may cancel your Policy for a refund during your "right to examine" period. In most states, this period expires 10 days after you receive your Policy. We assume you receive your Policy within 5 days after the Issue Date. If you decide to cancel the Policy, you must return it by mail or other delivery method to the Home Office or to the authorized AUL representative who sold it. Immediately after mailing or delivery, the Policy will be deemed void from the beginning. Within seven calendar days after AUL receives the returned Policy, AUL will refund the greater of premiums paid or the Account Value.

In addition, you may cancel an increase in Face Amount that you have requested within 10 days after you receive the adjusted Policy, which we assume to occur 5 days after the adjusted Policy is mailed. If you decide to cancel the increase in Face Amount, you must return the adjusted Policy by mail or other delivery method to the Home Office or to the authorized AUL representative who sold it. Immediately after mailing or delivery, the increase will be deemed void from the beginning. Within seven calendar days after AUL receives the adjusted Policy, any charges attributable to the increase will be returned to your Cash Value.

Premiums

The minimum initial premium payment required depends on a number of factors, such as the Age, sex and risk class of the proposed Insured, the initial Face Amount, any supplemental and/or rider benefits and the planned premium payments you propose to make. Consult your AUL representative for information about the initial premium required for the coverage you desire.

The initial premium is due on or before delivery of the Policy. There will be no coverage until this premium is paid or until the Issue Date, whichever is later.

You may make other premium payments at any time and in any amount, subject to the limits described in this section. The actual amount of premium payments will affect the Account Value and the period of time the Policy remains in force.

Premium payments after the initial payment must be made to our Home Office. Each payment must be at least equal to the minimum payment shown on the Policy Data Page in your Policy. All premiums combined may not be more than $1,000,000, unless a higher amount is agreed to by us.

The planned premium is the amount for which we will bill you or, in the case of our automatic premium plan, the amount for which we will charge your account. The amount and frequency of the planned premium are shown on the Policy Data Page in your Policy. You may change the amount and the frequency of the planned premium by proper notice. We reserve the right to change the planned premium to comply with our rules for billing amount and frequency.

If the payment of any premium would cause an increase in Risk Amount because of the Minimum Insurance Percentage, we may require satisfactory evidence of insurability before accepting it. If we accept the premium, we will allocate the Net Premium to your Account Value on the date of our acceptance. If we do not accept the premium, we will refund it to you.

If the payment of any premium would cause this Policy to fail to meet the federal tax definition of a life insurance contract in accordance with the Internal Revenue Code, we reserve the right to refund the amount to you with interest no later than 60 days after the end of the Policy Year in which we receive the premium, but we assume no obligation to do so.

If the payment of any premium would cause the Policy to become a Modified Endowment, we will attempt to so notify you upon allocating the premium, but we assume no obligation to do so. In the event that we notify you, consistent with the terms of the notice, you may choose whether you want the premium refunded to you. We reserve the right to refund any premiums that cause the Policy to become a Modified Endowment. Upon request, we will refund the premium, with interest, to you no later than 60 days after the end of the Policy Year in which we receive the premium.

     Planned Premiums. When applying for a Policy, you may select a plan for paying level premium payments semi-annually or annually. If you elect, AUL will also arrange for payment of planned premiums on a monthly basis under a pre-authorized payment arrangement. You are not required to pay premium payments in accordance with these plans; rather, you can pay more or less than planned, or skip a planned premium entirely. (See, however, "Premium Payments to Prevent Lapse" and "Guarantee Period and Required Premium for the Guarantee Period." Each premium after the initial premium must be at least $50. AUL may increase this minimum 90 days after we send you a written notice of such increase. Subject to the limits described above, you can change the amount and frequency of planned premiums whenever you want by sending Proper Notice to the Home Office. However AUL reserves the right to limit the amount of a premium payment or the total premium payments paid.

Premium Payments to Prevent Lapse

Failure to pay planned premiums will not necessarily cause a Policy to lapse. Conversely, paying all planned premiums will not guarantee that a Policy will not lapse. The conditions that will result in your Policy lapsing will vary depending on whether a Guarantee Period is in effect, as follows:

Grace Period. The Policy goes into default at the start of the grace period, which is a period to make a premium payment sufficient to prevent lapse. AUL will send notice of the grace period and the amount required to be paid during the grace period to your last known address. The grace period shall terminate as of the date indicated in the notice, which shall comply with any applicable state law. Your Policy will remain in force during the grace period. If the Insured should die during the grace period, the Death Benefit proceeds will still be payable to the beneficiary, although the amount paid will be equal to the Death Benefit immediately prior to the start of the grace period, plus any benefits provided by rider, and less any outstanding loan and loan interest and overdue Monthly Deductions as of the date of death. See "Amount of Death Benefit Proceeds." If the grace period premium payment has not been paid before the grace period ends, your Policy will lapse. It will have no value, and no benefits will be payable. See "Reinstatement."

A grace period also may begin if any outstanding loan and loan interest becomes excessive. See "Policy Loans."

     Guarantee Period and Required Premium for the Guarantee Period. The Guarantee Period is the period shown in the Policy during which the Policy will remain in force and will not begin the grace period, if on each Monthiversary, the sum of the premiums paid to date, less any Partial Surrenders, loans and loan interest, equals or exceeds the Required Premium for the Guarantee Period multiplied by the number of Policy Months since the Contract Date. If this test fails on any Monthiversary, the continuation of insurance guarantee terminates. The guarantee will not be reinstated.

The Required Premium for the Guarantee Period is shown on the Policy Data Page. If you make changes to the Policy after issue, the Required Premium for subsequent months may change. We will send you notice of the new Required Premium. The Required Premium per $1,000 factors for the Face Amount vary by risk class, Issue Age, and sex. Additional premiums for substandard ratings and rider benefits are included in the Required Premium.

         After the Guarantee Period. A grace period starts if the Net Cash Value on a Monthiversary will not cover the Monthly Deduction. A premium sufficient to keep the Contract in force must be submitted during the grace period.

Premium Allocations and Crediting

In the Policy application, you specify the percentage of a Net Premium to be allocated to each Investment Account and to the Fixed Account. The sum of your allocations must equal 100%, with at least 1% of the Net Premium payment allocated to each account selected by you. All Net Premium allocations must be in whole percentages. AUL reserves the right to limit the number of Investment Accounts to which premiums may be allocated. You can change the allocation percentages at any time, subject to these rules, by sending Proper Notice to the Home Office, or by telephone if written authorization is on file with us. The change will apply to the premium payments received with or after receipt of your notice.

The initial Net Premium generally is allocated to the Fixed Account and the Investment Accounts in accordance with your allocation instructions on the later of the day the "right to examine" period expires, or the date we receive the premium at our Home Office. Subsequent Net Premiums are allocated as of the end of the Valuation Period during which we receive the premium at our Home Office.

We generally allocate all Net Premiums received prior to the Issue Date to our general account prior to the end of the "right to examine" period. We will credit interest daily on Net Premiums so allocated. However, we reserve the right to allocate Net Premiums to the Fixed Account and the Investment Accounts of the Separate Account in accordance with your allocation instructions prior to the expiration of the "right to examine" period. If you exercise your right to examine the Policy and cancel it by returning it to us, we will refund to you the greater of any premiums paid or the Account Value. At the end of the "right to examine" period, we transfer the Net Premium and interest to the Fixed Account and the Investment Accounts of the Separate Account based on the percentages you have selected in the application. For purposes of determining the end of the "right to examine" period, solely as it applies to this transfer, we assume that receipt of this Policy occurs 5 days after the Issue Date.

Premium payments requiring satisfactory evidence of insurability will not be credited to the Policy until underwriting has been completed and the premium payment has been accepted. If the additional premium payment is rejected, AUL will return the premium payment immediately, without any adjustment for investment experience.

Transfer Privilege

You may transfer amounts between the Fixed Account and Investment Accounts or among Investment Accounts at any time after the "right to examine" period.

There currently is no minimum transfer amount, although we reserve the right to require a $100 minimum transfer. You must transfer the minimum amount, or, if less, the entire amount in the account from which you are transferring each time a transfer is made. If after the transfer the amount remaining in any account is less than $25, we have the right to transfer the entire amount. Any applicable transfer charge will be assessed. The charge will be deducted from the account(s) from which the transfer is made on a prorata basis.

Transfers are made such that the Account Value on the date of transfer will not be affected by the transfer, except for the deduction of any transfer charge. Currently, all transfers are free. On a guaranteed basis, we reserve the right to limit the number of transfers to 12 per year, or to restrict transfers from being made on consecutive Valuation Dates.

If we determine that the transfers made by or on behalf of one or more Owners are to the disadvantage of other Owners, we may restrict the rights of certain Owners. We also reserve the right to limit the size of transfers and remaining balances, to limit the number and frequency of transfers, and to discontinue telephone transfers.

The first 12 transfers during each Policy Year are free. Any unused free transfers do not carry over to the next Policy Year. We will assess a $25 charge for the thirteenth and each subsequent transfer during a Policy Year. For the purpose of assessing the charge, each request (or telephone request described below) is considered to be one transfer, regardless of the number of Investment Accounts or the Fixed Account affected by the transfer. The charge will be deducted from the Investment Account(s) from which the transfers are made.

There is no limit on the number of transfers that can be made between Investment Accounts or to the Fixed Account. There is a limit on the amount transferred from the Fixed Account each Policy Year. See "Transfers from Fixed Account" for restrictions.

     Telephone Transfers. Telephone transfers will be based upon instructions given by telephone, provided the appropriate election has been made at the time of application or proper authorization has been provided to us. We reserve the right to suspend telephone transfer privileges at any time, for any reason, if we deem such suspension to be in the best interests of Owners.

We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if we follow those procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We may be liable for such losses if we do not follow those reasonable procedures. The procedures we will follow for telephone transfers include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

Dollar Cost Averaging Program

The Dollar Cost Averaging Program, if elected, enables you to transfer systemically and automatically, on a monthly basis, specified dollar amounts from the AUL American Money Market Investment Account to other Investment Accounts. By allocating on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, we make no guarantee that the Dollar Cost Averaging Program will result in a gain.

You specify the fixed dollar amount to be transferred automatically from the AUL American Money Market Investment Account. At the time that you elect the Dollar Cost Averaging Program, the Account Value in the AUL American Money Market account from which transfers will be made must be at least $2,000.

You may elect this program at the time of application by completing the authorization on the application or at any time after the Policy is issued by properly completing and returning the election form to us. Transfers made under the Dollar Cost Averaging Program will commence on the Monthiversary on or next following the election.

Once elected, transfers from the AUL American Money Market Investment Account will be processed until the value of the Investment Account is completely depleted, or you send us Proper Notice instructing us to cancel the transfers.

Currently, transfers made under the Dollar Cost Averaging Program will not be subject to any transfer charge and will not count against the number of free transfers permitted in a Policy Year. We reserve the right to impose a $25 transfer charge for each transfer effected under a Dollar Cost Averaging
Program. We also reserve the right to alter the terms or suspend or eliminate the availability of the Dollar Cost Averaging Program at any time.

Portfolio Rebalancing Program

You may elect to have the accumulated balance of each Investment Account redistributed to equal a specified percentage of the Variable Account. This will be done on an annual basis from the Monthiversary on which the Portfolio Rebalancing Program commences. If elected, this program automatically adjusts your Portfolio mix to be consistent with the allocation most recently requested. The redistribution will not count toward the 12 free transfers permitted each Policy Year. If the Dollar Cost Averaging Program has been elected and has not been completed, the Portfolio Rebalancing Program will commence on the Monthiversary following the termination of the Dollar Cost Averaging Program.

You may elect this program at the time of application by completing the authorization on the application or at any time after the Policy is issued by properly completing the election form and returning it to us. Portfolio rebalancing will terminate when you request any transfer or the day we receive Proper Notice instructing us to cancel the Portfolio Rebalancing Program. We reserve the right to alter the terms or suspend or eliminate the availability of portfolio rebalancing at any time.

                                  FIXED ACCOUNT

Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, nor has the Fixed Account been registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the Fixed Account. The disclosure regarding the Fixed Account, may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

You may allocate some or all of the Net Premiums and transfer some or all of the Variable Account value to the Fixed Account, which is part of our general account and pays interest at declared rates (subject to a minimum interest rate we guarantee to be 3%). Our general account supports our insurance and annuity obligations.

The portion of the Account Value allocated to the Fixed Account will be credited with rates of interest, as described below. Since the Fixed Account is part of our general account, we benefit from investment gain and assume the risk of investment loss on this amount. All assets in the general account are subject to our general liabilities from business operations.

Minimum Guaranteed and Current Interest Rates

The Account Value in the Fixed Account earns interest at one or more interest rates determined by AUL at its discretion and declared in advance ("Current Rate"), which are guaranteed to be at least an annual effective rate of 3% ("Guaranteed Rate"). AUL will determine a Current Rate from time to time, and any Current Rate that exceeds the Guaranteed Rate will be in effect for a period of at least one year. If AUL determines a Current Rate in excess of the Guaranteed Rate, premiums allocated or transfers to the Fixed Account under a Policy during the time the Current Rate is in effect are guaranteed to earn interest at that particular Current Rate for at least one year.

Amounts contributed or transferred to the Fixed Account earn interest at the Current Rate then in effect. If AUL changes the Current Rate, such amounts contributed or transferred on or after the effective date of the change earn interest at the new Current Rate; however, amounts contributed or transferred prior to the effective date of the change may earn interest at the prior Current Rate or other Current Rate determined by AUL. Therefore, at any given time, various portions of an Owner's Fixed Account value may be earning interest at different Current Rates for different periods of time, depending upon when such portions were originally contributed or transferred to the Fixed Account. AUL bears the investment risk for Owner's Fixed Account values and for paying interest at the Current Rate on amounts allocated to the Fixed Account.

Amounts deducted from the Fixed Account for the Monthly Deduction, Partial Surrenders, transfers to the Investment Accounts, or charges are currently, for the purpose of crediting interest, accounted for on a last-in, first-out ("LIFO") method. We reserve the right to change the method of crediting from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest or shorten the period for which the interest rate applies to less than a year (except for the year in which such amount is received or transferred).

Calculation of the Fixed Account Value

Fixed Account value at any time is equal to amounts allocated or transferred to it, plus interest credited to it, minus amounts deducted, transferred, or surrendered from it.

Transfers from the Fixed Account

The amount transferred from the Fixed Account in any Policy Year may not exceed 20% of the amount in the Fixed Account at the beginning of the Policy Year, less any Partial Surrenders made from the Fixed Account since that date, unless the balance after the transfer is less than $25, in which case we reserve the right to transfer the entire amount.

Payment Deferral

We reserve the right to defer payment of any surrender, Partial Surrender, or transfer from the Fixed Account for up to six months from the date of receipt of the Proper Notice for the partial or full surrender or transfer. In this case, interest on Fixed Account assets will continue to accrue at the then-current rates of interest.

                             CHARGES AND DEDUCTIONS

Premium Expense Charges

     Premium Tax Charge. A 2.5% charge for state and local premium taxes and administrative expenses is deducted from each premium payment. The state and local premium tax charge reimburses AUL for premium taxes and related administrative expenses associated with the Policies. AUL expects to pay an average state and local premium tax rate (including related administrative expenses) of approximately 2.5% of premium payments for all states.

     Sales Charge. AUL deducts a sales charge from each premium payment. The sales charge is 3.5% of each premium paid during the first 10 Policy Years, and 1.5% of each premium paid thereafter.

Monthly Deduction

AUL will deduct Monthly Deductions for the Contract Date and each Monthiversary. Monthly Deductions due on the Contract Date and any Monthiversaries prior to the Issue Date are deducted on the Issue Date. Your Contract Date is the date used to determine your Monthiversary. The Monthly Deduction consists of (1) cost of insurance charge, (2) monthly administrative charge, and (3) any charges for rider benefits, as described below. The Monthly Deduction is deducted from the Variable Account (and each Investment Account) and Fixed Account prorata on the basis of the portion of Account Value in each account.

     Cost of Insurance Charge. This charge compensates AUL for the expense of providing insurance coverage. The charge depends on a number of variables and therefore will vary between Policies and from Monthiversary to Monthiversary. The Policy contains guaranteed cost of insurance rates that may not be increased. The guaranteed rates are no greater than the 1980 Commissioners Standard Ordinary Mortality Tables (the "1980 CSO Tables") (and where unisex cost of insurance rates apply, the 1980 CSO-C Tables). The guaranteed rates for substandard classes are based on multiples of or additives to the 1980 CSO

Tables. These rates are based on the Attained Age and underwriting class of the Insured. They are also based on the sex of the Insured, except that unisex rates are used where appropriate under applicable law, including in the state of Montana, and in Policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs. The cost of insurance rate generally increases with the Attained Age of the Insured. As of the date of this Prospectus, we charge "current rates" that are generally lower (i.e., less expensive) than the guaranteed rates, and we may also charge current rates in the future. The current rates may also vary with the Attained Age, gender, where permissible, duration, policy size and underwriting class of the Insured. For any Policy, the cost of insurance on a Monthiversary is calculated by multiplying the current cost of insurance rate for the Insured by the Risk Amount for that Monthiversary. The Risk Amount on a Monthiversary is the difference between the Death Benefit divided by 1.00246627 and the Account Value. The Account Value will first be considered part of the initial Face Amount, then part of any additional Face Amounts in the order of the increases.

The cost of insurance rate for an increase in Face Amount will be determined on each Monthiversary. AUL currently places Insureds in the following classes, based on underwriting: Standard Tobacco User, Standard Non-Tobacco User, Preferred Tobacco User, Preferred Non-Tobacco User. An Insured may be placed in a substandard risk class, which involves a higher mortality risk than the Standard Tobacco User or Standard Non-Tobacco User classes. Standard Non-Tobacco User rates are available for Issue Ages 0-85. Preferred Non-Tobacco and Preferred Tobacco User rates are available for Issue Ages 20-85. The guaranteed maximum cost of insurance rate is set forth on the Policy Data Page of your Policy.

AUL places the Insured in a risk class when the Policy is given underwriting approval, based on AUL's underwriting of the application. When an increase in Face Amount is requested, AUL conducts underwriting before approving the increase (except as noted below), and a separate risk class may apply to the increase. If the risk class for the increase has higher cost of insurance rates than the existing class, the higher rates will apply only to the increase in Face Amount, and the existing risk class will continue to apply to the existing Face Amount. If the risk class for the increase has lower cost of insurance rates than the existing class, the lower rates will apply to both the increase and the existing Face Amount.

     Monthly Administrative Charge. The monthly administrative charge is a level monthly charge, currently $30 during the first Policy Year, and $5 thereafter, which applies in all years. It is guaranteed not to exceed $10. This charge reimburses AUL for expenses incurred in the administration of the Policies and the Separate Account. Such expenses include, but are not limited to: underwriting and issuing the Policy, confirmations, annual reports and account statements, maintenance of Policy records, maintenance of Separate Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Owner servicing and all accounting, valuation, regulatory and updating requirements.

     Cost of  Additional  Benefits  Provided by Riders.  The cost of  additional
benefits   provided  by  riders  is  charged  to  the   Account   Value  on  the
Monthiversary.

Mortality and Expense Risk Charge

AUL deducts this monthly charge from the Investment Accounts prorata based on your amounts in each account. The current charge is at an annual rate of 0.75% of Variable Account value during the first 10 Policy Years, and 0.25% thereafter, and is guaranteed not to increase for the duration of a Policy. AUL may realize a profit from this charge.

The mortality risk assumed is that Insureds, as a group, may live for a shorter period of time than estimated and, therefore, the cost of insurance charges specified in the Policy will be insufficient to meet actual claims. AUL also assumes the mortality risk associated with guaranteeing the Death Benefit during the Guarantee Period. The expense risk AUL assumes is that expenses incurred in issuing and administering the Policies and the Separate Account will exceed the amounts realized from the monthly administrative charges assessed against the Policies.

Surrender Charge

During the first fifteen Policy Years, a surrender charge will be deducted from the Account Value if the Policy is completely surrendered for cash. The total surrender charge will not exceed the maximum surrender charge set forth in the Policy. The surrender charge is equivalent to 100% of target premium for Policy Years 1 through 5, reducing thereafter by 10% annually through Policy Year 15. An additional surrender charge and surrender charge period will apply to each portion of the Policy resulting from a Face Amount increase, starting with the effective date of the increase.

The surrender charge on the date of reinstatement of a Policy will be based on the number of Policy Years from the original Contract Date. For purposes of determining the surrender charge on any date after reinstatement, the period the Policy was lapsed will count.

The table below shows the surrender charge deducted if the Policy is completely surrendered during the first fifteen Policy Years or during the fifteen years following an increase in Face Amount.

                           Table of Surrender Charges

                          Policy Year                Surrender Charge

                               1                     100%
                               2                     100%
                               3                     100%
                               4                     100%
                               5                     100%
                               6                      90%
                               7                      80%
                               8                      70%
                               9                      60%
                              10                      50%
                              11                      40%
                              12                      30%
                              13                      20%
                              14                      10%
                              15                       0%

Taxes

AUL does not currently assess a charge for any taxes other than state premium taxes incurred as a result of the establishment, maintenance, or operation of the Investment Accounts of the Separate Account. We reserve the right, however, to assess a charge for such taxes against the Investment Accounts if we determine that such taxes will be incurred.

Special Uses

We may agree to reduce or waive the surrender charge or the Monthly Deduction, or credit additional amounts under the Policies in situations where selling and/or maintenance costs associated with the Policies are reduced, such as the sale of several Policies to the same Owner(s), sales of large Policies, sales of Policies in connection with a group or sponsored arrangement or mass transactions over multiple Policies.

In addition, we may agree to reduce or waive some or all of these charges and/or credit additional amounts under the Policies for those Policies sold to person who meet criteria established by us, who may include current and retired officers, directors and employees of us and our affiliates. We may also agree to waive minimum premium requirements for such persons.

We will only reduce or waive such charges or credit additional amounts on any Policies where expenses associated with the sale of the Policy and/or costs associated with administering and maintaining the Policy are reduced. We reserve the right to terminate waiver/reduced charge and crediting programs at any time, including for issued Policies.

Fund Expenses

Each Investment Account of the Separate Account purchases shares at the net asset value of the corresponding Portfolio. The net asset value reflects the investment advisory fee and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Policy and are described in the Funds' prospectuses.

                          HOW YOUR ACCOUNT VALUES VARY

There is no minimum guaranteed Account Value, Cash Value or Net Cash Value. These values will vary with the investment experience of the Investment Accounts and/or the crediting of interest in the Fixed Account, and will depend on the allocation of Account Value. If the Net Cash Value on a Monthiversary is less than the amount of the Monthly Deduction to be deducted on that date and the Guarantee Period is not then in effect, the Policy will be in default and a grace period will begin. See "Premium Payments to Prevent Lapse."

Determining the Account Value

On the Contract Date, the Account Value is equal to the initial Net Premium less the Monthly Deductions deducted as of the Contract Date. On each Valuation Day thereafter, the Account Value is the aggregate of the Variable Account value, the Fixed Account value, and the Loan Account value. The Account Value will vary to reflect the performance of the Investment Accounts to which amounts have been allocated, interest credited on amounts allocated to the Fixed Account, interest credited on amounts in the Loan Account, charges, transfers, Partial Surrenders, loans and loan repayments.

     Variable Account Value. When you allocate an amount to an Investment Account, either by Net Premium payment allocation or transfer, your Policy is credited with accumulation units in that Investment Account. The number of accumulation units is determined by dividing the amount allocated to the Investment Account by the Investment Account's accumulation unit value at the end of the Valuation Period during which the allocation is effected. The Variable Account value of the Policy equals the sum, for all Investment Accounts, of the accumulation units credited to an Investment Account multiplied by that Investment Account's accumulation unit value.

The number of Investment Account accumulation units credited to your Policy will increase when Net Premium payments are allocated to the Investment Account and when amounts are transferred to the Investment Account. The number of Investment Account accumulation units credited to a Policy will decrease when the allocated portion of the Monthly Deduction and mortality and expense charge are taken from the Investment Account, a loan is made, an amount is transferred from the Investment Account, or a Partial Surrender is taken from the Investment Account.

     Accumulation Unit Values. An Investment Account's accumulation unit value is determined on each Valuation Date and varies to reflect the investment experience of the underlying Portfolio. It may increase, decrease, or remain in the same from Valuation Period to Valuation Period. The accumulation unit value for the Money Market Investment Account was initially set at $1, and the accumulation unit value for each of the other Investment Accounts was arbitrarily set at $5 when each Investment Account was established. For each Valuation Period after the date of establishment, the accumulation unit value is determined by multiplying the value of an accumulation unit for an Investment Account for the prior Valuation Period by the net investment factor for the Investment Account for the current Valuation Period.

     Net Investment Factor. The net investment factor is used to measure the investment performance of an Investment Account from one Valuation Period to the next. For any Investment Account, the net investment factor for a Valuation Period is determined by dividing (a) by (b), where:

         (a) is equal to:
          1. the net asset value per share of the Portfolio held in the Investment Account determined at the end of the current Valuation Period; plus

          2. the per share amount of any dividend or capital gain distribution paid by the Portfolio during the Valuation Period; plus 3. the per share credit or charge with respect to taxes, if any, paid or reserved for by AUL during the Valuation Period that are determined by AUL to be attributable to the operation of the Investment Account; and

          (b) is equal to:
          1. the net asset value per share of the Portfolio held in the Investment Account determined at the end of the preceding Valuation Period; plus 2. the per share credit or charge for any taxes reserved for the immediately preceding Valuation Period.

     Fixed Account Value. On any Valuation Date, the Fixed Account value of a Policy is the total of all Net Premium payments allocated to the Fixed Account, plus any amounts transferred to the Fixed Account, plus interest credited on such Net Premium payments and amounts transferred, less the amount of any transfers from the Fixed Account, less the amount of any Partial Surrenders taken from the Fixed Account, and less the prorata portion of the Monthly Deduction charged against the Fixed Account.

Loan Account Value. On any Valuation Date, if there have been any Policy loans, the Loan Account value is equal to amounts transferred to the Loan Account from the Investment Accounts and from the Fixed Account as collateral for Policy loans and for due and unpaid loan interest, less amounts transferred from the Loan Account to the Investment Accounts and the Fixed Account as outstanding loans and loan interest are repaid, and plus interest credited to the Loan Account.

Cash Value and Net Cash Value

The Cash Value on a Valuation Date is the Account Value less any applicable surrender charges. The Net Cash Value on a Valuation Date is the Cash Value reduced by any outstanding loans and loan interest. Net Cash Value is used to determine whether a grace period starts. See "Premium Payments to Prevent Lapse." It is also the amount that is available upon full surrender of the Policy. See "Surrendering the Policy for Net Cash Value."

                    DEATH BENEFIT AND CHANGES IN FACE AMOUNT

As long as the Policy remains in force, AUL will pay the Death Benefit Proceeds upon receipt at the Home Office of satisfactory proof of the Insured's death. AUL may require return of the Policy. The Death Benefit Proceeds may be paid in a lump sum, generally within seven calendar days of receipt of satisfactory proof (see "When Proceeds Are Paid"), or in any other way agreeable to you and us. Before the Insured dies, you may choose how the proceeds are to be paid. If you have not made a choice before the Insured dies, the beneficiary may choose how the proceeds are paid. The Death Benefit Proceeds will be paid to the beneficiary. See "Selecting and Changing the Beneficiary."

Amount of Death Benefit Proceeds

The Death Benefit Proceeds are equal to the sum of the Death Benefit in force as of the end of the Valuation Period during which death occurs, plus any rider benefits, minus any outstanding loan and loan interest on that date. If the date of death occurred during a grace period, the Death Benefit will still be payable to the beneficiary, although the amount will be equal to the Death Benefit immediately prior to the start of the grace period, plus any benefits provided by rider, and less any outstanding loan and loan interest and overdue Monthly Deductions as of the date of death. Under certain circumstances, the amount of the Death Benefit may be further adjusted. See "Limits on Rights to Contest the Policy" and "Changes in the Policy or Benefits."

If part or all of the Death Benefit Proceeds is paid in one sum, AUL will pay interest on this sum as required by applicable state law from the date of the Insured's death to the date of payment.

Death Benefit Options

The Owner may choose one of two Death Benefit options. Under Option 1, the Death Benefit is the greater of the Face Amount or the Applicable Percentage (as described below) of Account Value on the date of the Insured's death. Under Option 2, the Death Benefit is the greater of the Face Amount plus the Account Value on the date of death, or the Applicable Percentage of the Account Value on the date of the Insured's death.

If investment performance is favorable, the amount of the Death Benefit may increase. However, under Option 1, the Death Benefit ordinarily will not change for several years to reflect any favorable investment performance and may not change at all. Under Option 2, the Death Benefit will vary directly with the investment performance of the Account Value. To see how and when investment performance may begin to affect the Death Benefit, see "Illustrations of Account Values, Cash Values, Death Benefits and Accumulated Premium Payments."

                                Applicable Percentages of Account Value
Attained Age    Percentage     Attained Age   Percentage    Attained Age   Percentage     Attained Age   Percentage
     0-40            250%           50            185%           60             130%          70              115%
      41             243            51            178            61             128            71             113
      42             236            52            171            62             126            72             111
      43             229            53            164            63             124            73             109
      44             222            54            157            64             122            74             107
      45             215            55            150            65             120           75-90           105
      46             209            56            146            66             119            91             104
      47             203            57            142            67             118            92             103
      48             197            58            138            68             117            93             102
      49             191            59            134            69             116            94             101
                                                                                               95+            100


Initial Face Amount and Death Benefit Option

The initial Face Amount is set at the time the Policy is issued. You may change the Face Amount from time to time, as discussed below. You select the Death Benefit option when you apply for the Policy. You also may change the Death Benefit option, as discussed below. We reserve the right, however, to decline any change which might disqualify the Policy as life insurance under federal tax law.

Changes in Death Benefit Option

Beginning one year after the Contract Date, as long as the Policy is not in the grace period, you may change the Death Benefit option on your Policy subject to the following rules. If you request a change from Death Benefit Option 2 to Death Benefit Option 1, the Face Amount will be increased by the amount of the Account Value on the date of change. The change will be effective on the Monthiversary following our receipt of Proper Notice.

If you request a change from Death Benefit Option 1 to Death Benefit Option 2, the Face Amount will be decreased by the amount of the Account Value on the date of change. We may require satisfactory evidence of insurability. The change will be effective on the Monthiversary following our approval of the change. We will not permit a change which would decrease the Face Amount below $50,000.

Changes in Face Amount

Beginning one year after the Contract Date, as long as the Policy is not in the grace period, you may request a change in the Face Amount. If a change in the Face Amount would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify your Policy as a life insurance contract, AUL will refund, after the next Monthiversary, the amount of such excess above the premium limitations. Changes in Face Amount may cause the Policy to be treated as a Modified Endowment for federal tax purposes.

AUL reserves the right to decline a requested decrease in the Face Amount if compliance with the guideline premium limitations under current tax law would result in immediate termination of the Policy, payments would have to be made from the Cash Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Net Cash Value under the Policy.

The Face Amount after any decrease must be at least $50,000. A decrease in Face Amount will become effective on the Monthiversary that next follows receipt of Proper Notice of a request.

Decreasing the Face Amount of the Policy may have the effect of decreasing monthly cost of insurance charges. If you have made any increases to the Face Amount, the decrease will first be applied to reduce those increases, starting with the most recent. The decrease will not cause a decrease in either the Required Premium for the Guarantee Period or the surrender charge.

Any increase in the Face Amount must be at least $5,000 (unless otherwise provided by rider), and an application must be submitted. AUL reserves the right to require satisfactory evidence of insurability. In addition, the Insured's Attained Age must be less than the current maximum Issue Age for the Policies, as determined by AUL from time to time. A change in planned premiums may be advisable. See "Premiums." The increase in Face Amount will become effective on the Monthiversary on or next following our approval of the increase.

A new surrender charge and surrender charge period will apply to each portion of the Policy resulting from an increase in Face Amount, starting with the effective date of the increase. See "Surrender Charge."

For purposes of calculating cost of insurance charges, any Face Amount decrease will be used to reduce any previous Face Amount increase then in effect, starting with the latest increase and continuing in the reverse order in which the increases were made. If any portion of the decrease is left after all Face Amount increases have been reduced, it will be used to reduce the initial Face Amount.

Selecting and Changing the Beneficiary

You select the beneficiary in your application. You may select more than one beneficiary. You may later change the beneficiary in accordance with the terms of the Policy. The primary beneficiary, or, if the primary beneficiary is not living, the contingent beneficiary, is the person entitled to receive the Death Benefit Proceeds under the Policy. If the Insured dies and there is no surviving beneficiary, the Owner (or the Owner's estate if the Owner is the Insured) will be the beneficiary. If a beneficiary is designated as irrevocable, then the beneficiary's consent must be obtained to change the beneficiary.

                                  CASH BENEFITS

Policy Loans

Prior to the death of the Insured, you may borrow against your Policy by submitting Proper Notice to the Home Office at any time after the end of the "right to examine" period while the Policy is not in the grace period. The Policy is assigned to us as the sole security for the loan. The minimum amount of a new loan is $500. The maximum amount of a new loan is:

         1. 90% of the Account Value; less
         2. any loan interest due on the next Policy Anniversary; less
         3. any applicable surrender charges; less
         4. any existing loans and accrued loan interest

Outstanding loans reduce the amount available for new loans. Policy loans will be processed as of the date your written request is received and approved. Loan proceeds generally will be sent to you within seven calendar days. See "When Proceeds Are Paid."

     Interest. AUL will charge interest on any outstanding loan at an annual rate of 6.0%. Interest is due and payable on each Policy Anniversary while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the loan.

     Loan Collateral. When a Policy loan is made, an amount sufficient to secure the loan is transferred out of the Investment Accounts and the Fixed Account and into the Policy's Loan Account. Thus, a loan will have no immediate effect on the Account Value, but the Net Cash Value will be reduced immediately by the amount transferred to the Loan Account. The Owner can specify the Investment Accounts from which collateral will be transferred. If no allocation is specified, collateral will be transferred from each Investment Account and from the Fixed Account in the same proportion that the Account Value in each Investment Account and the Fixed Account bears to the total Account Value in those accounts on the date that the loan is made. Due and unpaid interest will be transferred each Policy Anniversary from each Investment Account and the Fixed Account to the Loan Account in the same proportion that each Investment Account value and the Fixed Account bears to the total unloaned Account Value. The amount we transfer will be the amount by which the interest due exceeds the interest which has been credited on the Loan Account.

The Loan Account will be credited with interest daily at an effective annual rate of not less than 4.0%. Thus, the maximum net cost of a loan is 2.0% per year (the net cost of a loan is the difference between the rate of interest charged on indebtedness and the amount credited to the Loan Account). Beginning in the eleventh Policy Year, the amount in the Loan Account securing the loan will be credited with interest at an effective annual rate in excess of the minimum guaranteed rate (currently, 5.0%). Thus, the current net cost of the loan is 1.0% per year. The loan provision is not guaranteed.

Loan Repayment; Effect if Not Repaid. You may repay all or part of your loan at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to the Home Office and will be credited as of the date received. A loan repayment must be clearly marked as "loan repayment" or it will be credited as a premium, unless the premium would cause the Policy to fail to meet the federal tax definition of a life insurance contract in accordance with the Internal Revenue Code. (Loan repayments, unlike premium payments, are not subject to premium expense charges.) When a loan repayment is made, Account Value in the Loan Account in an amount equivalent to the repayment is transferred from the Loan Account to the Investment Accounts and the Fixed Account. Thus, a loan repayment will have no immediate effect on the Policy Value, but the Net Cash Value will be increased immediately by the amount transferred from the Loan Account. Loan repayment amounts will be transferred to the Investment Accounts and the Fixed Account according to the premium allocation instructions in effect at that time.

If the Death Benefit becomes payable while a loan is outstanding, any outstanding loan and loan interest will be deducted in calculating the Death Benefit Proceeds. See "Amount of Death Benefit Proceeds."

If the Monthly Deduction exceeds the Net Cash Value on any Monthiversary when the Guarantee Period is not in force, the Policy will be in default. You will be sent notice of the default. You will have a grace period to submit a sufficient payment to avoid termination of coverage under the Policy. The notice will specify the amount that must be repaid to prevent termination. See "Premium Payments to Prevent Lapse."

     Effect of Policy Loan. A loan, whether or not repaid, will have a permanent effect on the Death Benefit and Policy values because the investment results of the Investment Accounts of the Separate Account and current interest rates credited on Account Value in the Fixed Account will apply only to the non-loaned portion of the Account Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Investment Accounts while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans may increase the potential for lapse if investment results of the Investment Accounts are less than anticipated. Also, loans could, particularly if not repaid, make it more likely than otherwise for a Policy to terminate. See "Tax Considerations" for a discussion of the tax treatment of Policy loans, and the adverse tax consequences if a Policy lapses with loans outstanding. In particular, if your Policy is a Modified Endowment, loans may be currently taxable and subject to a 10% penalty tax.

Surrendering the Policy for Net Cash Value

     You may surrender your Policy at any time for its Net Cash Value by submitting Proper Notice to us. AUL may require return of the Policy. A surrender charge may apply. See "Surrender Charge." A surrender request will be processed as of the date your written request and all required documents are received. Payment will generally be made within seven calendar days. See "When Proceeds are Paid." The Net Cash Value may be taken in one lump sum or it may be applied to a settlement option. See "Settlement Options." The Policy will terminate and cease to be in force if it is surrendered for one lump sum or applied to a settlement option. It cannot later be reinstated. Surrenders may have adverse tax consequences. See "Tax Considerations."

Partial Surrenders

You may make Partial Surrenders under your Policy of at least $500 at any time after the end of the "right to examine" period by submitting Proper Notice to us. As of the date AUL receives Proper Notice for a Partial Surrender, the Account Value and, therefore, the Cash Value will be reduced by the Partial Surrender.

When you request a Partial Surrender, you can direct how the Partial Surrender will be deducted from the Investment Accounts. If you provide no directions, the Partial Surrender will be deducted from your Cash Value in the Investment Accounts and Fixed Account on a prorata basis. Partial Surrenders may have adverse tax consequences. See "Tax Considerations."

If Death Benefit Option 1 is in effect, AUL will reduce the Face Amount by an amount equal to the Partial Surrender. AUL will reject a Partial Surrender request if the Partial Surrender would reduce the Face Amount below $50,000, or if the Partial Surrender would cause the Policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by AUL.

Partial Surrender requests will be processed as of the date your written request is received, and generally will be paid within seven calendar days. See "When Proceeds Are Paid."

Settlement Options

The Policy offers various options of receiving proceeds payable under the Policy, such as on surrender or death, other than in a lump sum. These settlement options are summarized below. All of these options are forms of fixed-benefit annuities which do not vary with the investment performance of a separate account. Any representative authorized to sell this Policy can further explain these options upon request.

You may apply proceeds of $2,000 or more which are payable under this Policy to any of the following options:

     Option 1 - Income for a Fixed Period. Proceeds are payable in equal monthly installments for a specified number of years, not to exceed 20.

     Option 2 - Life Annuity. Proceeds are paid in equal monthly installments for as long as the payee lives. A number of payments can be guaranteed, such as 120, or the number of payments required to refund the proceeds applied.

     Option 3 -Survivorship Annuity. Proceeds are paid in monthly installments for as long as either the first payee or surviving payee lives. A number of payments equal to the initial payment can be guaranteed, such as 120. A different monthly installment payable to the surviving payee can be specified. Any other method or frequency of payment we agree to may be used to pay the proceeds of this Policy.

Policy proceeds payable in one sum will accumulate at interest from the date of death or surrender to the payment date at the rate of interest then paid by us or at the rate specified by statute, whichever is greater. We will determine the amount payable under any option. The minimum interest rate used in computing payments under all options will be 3% per year.

You may select or change an option by giving Proper Notice prior to the settlement date. If no option is in effect on the settlement date, the payee may select an option. If this Policy is assigned or if the payee is a corporation, association, partnership, trustee or estate, a settlement option will be available only with our consent.

If a payee dies and there is no surviving payee, we will pay a single sum to such payee's estate. The final payment will be the commuted value of any remaining guaranteed payments.

Settlement option payments will be exempt from the claims of creditors to the maximum extent permitted by law.

     Minimum Amounts. AUL reserves the right to pay the total amount of the Policy in one lump sum, if less than $2,000. If monthly payments are less than $100, payments may be made less frequently at AUL's option.

The proceeds of this Policy may be paid in any other method or frequency of payment acceptable to us.

Specialized Uses of the Policy

Because the Policy provides for an accumulation of Cash Value as well as a Death Benefit, the Policy can be used for various individual and business financial planning purposes. Purchasing the Policy in part for such purposes entails certain risks. For example, if the investment performance of Investment Accounts to which Variable Account value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate sufficient Variable Account value to fund the purpose for which the Policy was purchased. Partial Surrenders and Policy loans may significantly affect current and future Account Value, Net Cash Value, or Death Benefit Proceeds. Depending upon Investment Account investment performance and the amount of a Policy loan, the loan may cause a Policy to lapse. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose a purchaser should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. Using a Policy for a specialized purpose may have tax consequences. See "Tax Considerations."

Life Insurance Retirement Plans

Any Owners or applicants who wish to consider using the Policy as a funding vehicle for (non-qualified) retirement purposes may obtain additional information from us. An Owner could pay premiums under a Policy for a number of years, and upon retirement, could utilize a Policy's loan and partial withdrawal features to access Account Value as a source of retirement income for a period of time. This use of a Policy does not alter an Owner's rights or our obligations under a Policy; the Policy would remain a life insurance contract that, so long as it remains in force, provides for a Death Benefit payable when the Insured dies.

Illustrations are available upon request that portray how the Policy can be used as a funding mechanism for (non-qualified) retirement plans, referred to herein as "life insurance retirement plans," for individuals. Illustrations provided upon request show the effect on Account Value, Cash Value, and the net Death Benefit of premiums paid under a Policy and partial withdrawals and loans taken for retirement income; or reflecting allocation of premiums to specified Investment Accounts. This information will be portrayed at hypothetical rates of return that are requested. Charts and graphs presenting the results of the illustrations or a comparison of retirement strategies will also be furnished upon request. Any graphic presentations and retirement strategy charts must be accompanied by a corresponding illustration; illustrations must always include or be accompanied by comparable information that is based on guaranteed cost of insurance rates and that presents a hypothetical gross rate of return of 0%. Retirement illustrations will not be furnished with a hypothetical gross rate of return in excess of 12%.

The hypothetical rates of return in illustrations are illustrative only and should not be interpreted as a representation of past or future investment results. Policy values and benefits shown in the illustrations would be different if the gross annual investment rates of return were different from the hypothetical rates portrayed, if premiums were not paid when due, and loan interest was paid when due. Withdrawals or loans may have an adverse effect on Policy benefits.

Risks of Life Insurance Retirement Plans

Using your Policy as a funding vehicle for retirement income purposes presents several risks, including the risk that if your Policy is insufficiently funded in relation to the income stream from your Policy, your Policy can lapse prematurely and result in significant income tax liability to you in the year in which the lapse occurs. Other risks associated with borrowing from your Policy also apply. Loans will be automatically repaid from the gross Death Benefit at the death of the Insured, resulting in the estimated payment to the beneficiary of the net Death Benefit, which will be less than the gross Death Benefit and may be less than the Face Amount. Upon surrender, the loan will be automatically repaid, resulting in the payment to you of the Net Cash Value. Similarly, upon lapse, the loan will be automatically repaid, and the Policy will terminate without value. The automatic repayment of the loan upon lapse or surrender will cause the recognition of taxable income to the extent that Net Cash Value plus the amount of the repaid loan exceeds your basis in the Policy. Thus, under certain circumstances, surrender or lapse of your Policy could result in tax liability to you. In addition, to reinstate a lapsed Policy, you would be required to make certain payments. Thus, you should be careful to fashion a life insurance retirement plan so that your Policy will not lapse prematurely under various market scenarios as a result of withdrawals and loans taken from your Policy.

To avoid lapse of your Policy, it is important to fashion a payment stream that does not leave your Policy with insufficient Net Cash Value. Determinations as to the amount to withdraw or borrow each year warrant careful consideration. Careful consideration should also be given to any assumptions respecting the hypothetical rate of return, to the duration of withdrawals and loans, and to the amount of Account Value that should remain in your Policy upon its maturity. Poor investment performance can contribute to the risk that your Policy may lapse. In addition, the cost of insurance generally increases with the age of the Insured, which can further erode existing Net Cash Value and contribute to the risk of lapse.

Further, interest on a Policy loan is due to us for any Policy Year on the Policy Anniversary. If this interest is not paid when due, it is added to the amount of the outstanding loans and loan interest, and interest will begin accruing thereon from that date. This can have a compounding effect, and to the extent that the outstanding loan balance exceeds your basis in the Policy, the amounts attributable to interest due on the loans can add to your federal (and possibly state) income tax liability.

You should consult with your financial and tax advisers in designing a life insurance retirement plan that is suitable. Further, you should continue to monitor the Net Cash Value remaining in a Policy to assure that the Policy is sufficiently funded to continue to support the desired income stream and so that it will not lapse. In this regard, you should consult your periodic statements to determine the amount of the remaining Net Cash Value. Illustrations showing the effect of charges under the Policy upon existing Account Value or the effect of future withdrawals or loans upon the Policy's Account Value and Death Benefit are available from your representative. Consideration should be given periodically to whether the Policy is sufficiently funded so that it will not lapse prematurely.

Because of the potential risks associated with borrowing from a Policy, use of the Policy in connection with a life insurance retirement plan may not be suitable for all Owners. These risks should be carefully considered before borrowing from the Policy to provide an income stream.

          ILLUSTRATIONS OF ACCOUNT VALUES, CASH VALUES, DEATH BENEFITS
                        AND ACCUMULATED PREMIUM PAYMENTS

The following tables have been prepared to illustrate hypothetically how certain values under a Policy change with investment performance over an extended period of time. The tables illustrate how Account Values, Cash Values and Death Benefits under a Policy covering an Insured of a given age on the Policy Date would vary over time if planned premium payments were paid annually and the return on the assets in each of the Funds were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show planned premiums accumulated at 5% interest compounded annually. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. The tables may be deemed to be "forward looking statements," and are based on certain assumptions. Actual performance under the Policy may differ materially from performance described in the tables. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors, including the investment allocations made by an Owner and prevailing interest rates and rates of inflation. These illustrations assume that Net Premiums are allocated equally among the 16 Investment Accounts available under the Policy, and that no amounts are allocated to the Fixed Account. These illustrations also assume that no Policy loans have been made and that the premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

The illustrations reflect the fact that the net investment return on the assets held in the Investment Accounts is lower than the gross return of the selected Portfolios. The tables assume an average annual expense ratio of 0.76% of the average daily net assets of the Portfolios available under the Policies. This average annual expense ratio is based on the expense ratios of each of the Portfolios for the last fiscal year, adjusted, as appropriate, for any material changes in expenses effective for the current fiscal year of a Portfolio. For information on the Portfolios' expenses, see the prospectuses for the Funds and Portfolios.

The illustrations also reflect the deduction of the premium expense charge and the Monthly Deduction. AUL has the contractual right to charge the guaranteed maximum charges. The current cost of insurance charges and, alternatively, the guaranteed cost of insurance charges are reflected in separate illustrations tjat follow. All the illustrations reflect the fact that no tax charges other than the premium tax charge are currently made against the Separate Account and assume no outstanding loans and loan interest or charges for rider benefits.

The illustrations are based on AUL's sex distinct rates. Upon request, an Owner will be furnished with a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables. We may make a reasonable charge to provide such illustrations.

                     AMERICAN UNITED LIFE INSURANCE COMPANY

                           FLEXIBLE PREMIUM ADJUSTABLE

                             VARIABLE LIFE INSURANCE


MALE ISSUE AGE:  40                                                                                       $500,000 FACE AMOUNT
PREFERRED, NON-TOBACCO USER                                                                               DEATH BENEFIT OPTION 1

VARIABLE INVESTMENT                     $_____ ANNUAL PREMIUM USING GUARANTEED CHARGES



                                       DEATH BENEFIT                      ACCOUNT VALUE                        CASH VALUE

                                   Assuming Hypothetical              Assuming Hypothetical               Assuming Hypothetical
                PREMIUMS               Gross Annual                        Gross Annual                       Gross Annual
                 ACCUM.            Investment Return of                Investment Return of               Investment Return of
    END          AT 5%       ________________________________    ________________________________   ________________________________
    OF          INTEREST
   YEAR         PER YEAR       0% Gross 6% Gross  12% Gross         0% Gross 6% Gross  12% Gross        0% Gross 6% Gross 12% Gross

------------ --------------- ---------------------------------- ----------------------------------- -------------------------------

     1
     2
     3
     4
     5

     6
     7
     8
     9
    10

    11
    12
    13
    14
    15

    20
    25
    30



(1)  Assumes that no Policy loans have been made.

(2) Current values reflect applicable premium expenses charges, current cost of insurance rates, a monthly administrative charge of $30.00 per month in year 1 and $5.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten Policy Years, and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of ___%, ____%, and ____% respectively, during the first ten Policy Years, and ___%, ___%, and ____% respectively thereafter.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAT THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY AUL OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     AMERICAN UNITED LIFE INSURANCE COMPANY

                        VARIABLE UNIVERSAL LIFE INSURANCE


MALE ISSUE AGE:  40                                                                                       $500,000 FACE AMOUNT
PREFERRED, NON-TOBACCO USER                                                                               DEATH BENEFIT OPTION 1

VARIABLE INVESTMENT                     $5,000 ANNUAL PREMIUM USING GUARANTEED CHARGES




                                       DEATH BENEFIT                      ACCOUNT VALUE                        CASH VALUE

                                   Assuming Hypothetical              Assuming Hypothetical               Assuming Hypothetical
                PREMIUMS               Gross Annual                        Gross Annual                       Gross Annual
                 ACCUM.            Investment Return of                Investment Return of               Investment Return of
    END          AT 5%       ________________________________    ________________________________  ________________________________
    OF          INTEREST
   YEAR         PER YEAR        0% Gross 6% Gross  12% Gross   0% Gross 6% Gross  12% Gross        0% Gross 6% Gross 12% Gross
------------ --------------- --------------------------------- ----------------------------------- --------------------------------

     1
     2
     3
     4
     5

     6
     7
     8
     9
    10

    11
    12
    13
    14
    15

    20
    25
    30


(1)  Assumes that no Policy loans have been made.

(2) Current values reflect applicable premium expenses charges, current cost of insurance rates, a monthly administrative charge of $30.00 per month in year 1 and $10.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten Policy Years , and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of ___%, ____%, and ____% respectively, during the first ten Policy Years, and ___%, ___%, and ____% respectively thereafter.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAT THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY AUL OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     AMERICAN UNITED LIFE INSURANCE COMPANY


                        VARIABLE UNIVERSAL LIFE INSURANCE



MALE ISSUE AGE:  40                                                                                       $500,000 FACE AMOUNT
PREFERRED, NON-TOBACCO USER                                                                               DEATH BENEFIT OPTION 2

VARIABLE INVESTMENT                       $5,000 ANNUAL PREMIUM USING CURRENT CHARGES




                                       DEATH BENEFIT                      ACCOUNT VALUE                        CASH VALUE

                                   Assuming Hypothetical              Assuming Hypothetical               Assuming Hypothetical
                PREMIUMS               Gross Annual                        Gross Annual                       Gross Annual
                 ACCUM.            Investment Return of                Investment Return of               Investment Return of
    END          AT 5%       ________________________________    ________________________________   ________________________________
    OF          INTEREST
   YEAR         PER YEAR       0% Gross 6% Gross  12% Gross         0% Gross 6% Gross  12% Gross        0% Gross 6% Gross 12% Gross
------------ --------------- ---------------------------------- ----------------------------------- -------------------------------

     1
     2
     3
     4
     5

     6
     7
     8
     9
    10

    11
    12
    13
    14
    15

    20
    25
    30


(1)  Assumes that no Policy loans have been made.

(2) Current values reflect applicable premium expenses charges, current cost of insurance rates, a monthly administrative charge of $30.00 per month in year 1 and $5.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten Policy Years , and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of ___%, ____%, and ____% respectively, during the first ten Policy Years, and ___%, ___%, and ____% respectively thereafter.



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAT THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY AUL OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   AMERICAN UNITED LIFE INSURANCE COMPANY

                        VARIABLE UNIVERSAL LIFE INSURANCE



MALE ISSUE AGE:  40                                                                                       $500,000 FACE AMOUNT
PREFERRED, NON-TOBACCO USER                                                                               DEATH BENEFIT OPTION 2

VARIABLE INVESTMENT                     $5,000 ANNUAL PREMIUM USING GUARANTEED CHARGES



                                       DEATH BENEFIT                      ACCOUNT VALUE                        CASH VALUE

                                   Assuming Hypothetical              Assuming Hypothetical               Assuming Hypothetical
                PREMIUMS               Gross Annual                        Gross Annual                       Gross Annual
                 ACCUM.            Investment Return of                Investment Return of               Investment Return of
    END          AT 5%       ________________________________    ________________________________   ________________________________
    OF          INTEREST
   YEAR         PER YEAR      0% Gross 6% Gross  12% Gross         0% Gross 6% Gross  12% Gross        0% Gross 6% Gross 12% Gross
------------ --------------- ---------------------------------- ----------------------------------- ------------------------------

     1
     2
     3
     4
     5

     6
     7
     8
     9
    10

    11
    12
    13
    14
    15

    20
    25
    30


(1)  Assumes that no Policy loans have been made.

(2) Current values reflect applicable premium expenses charges, current cost of insurance rates, a monthly administrative charge of $30.00 per month in year 1 and $10.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten Policy Years , and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of ___%, ____%, and ____% respectively, during the first ten Policy Years, and ___%, ___%, and ____% respectively thereafter.



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAT THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY AUL OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
                                       43

                     AMERICAN UNITED LIFE INSURANCE COMPANY

                        VARIABLE UNIVERSAL LIFE INSURANCE



MALE ISSUE AGE:  55                                                                                       $500,000 FACE AMOUNT
PREFERRED, NON-TOBACCO USER                                                                               DEATH BENEFIT OPTION 1

VARIABLE INVESTMENT                       $_____ ANNUAL PREMIUM USING CURRENT CHARGES



                                       DEATH BENEFIT                      ACCOUNT VALUE                        CASH VALUE

                                   Assuming Hypothetical              Assuming Hypothetical               Assuming Hypothetical
                PREMIUMS               Gross Annual                        Gross Annual                       Gross Annual
                 ACCUM.            Investment Return of                Investment Return of               Investment Return of
    END          AT 5%       ________________________________    ________________________________   ________________________________
    OF          INTEREST
   YEAR         PER YEAR     0% Gross 6% Gross  12% Gross         0% Gross 6% Gross  12% Gross        0% Gross 6% Gross 12% Gross
------------ --------------- ---------------------------------- ----------------------------------- ------------------------------

     1
     2
     3
     4
     5

     6
     7
     8
     9
    10

    11
    12
    13
    14
    15

    20
    25
    30


(1)  Assumes that no Policy loans have been made.

(2) Current values reflect applicable premium expenses charges, current cost of insurance rates, a monthly administrative charge of $30.00 per month in year 1 and $5.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten Policy Years , and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of ___%, ____%, and ____% respectively, during the first ten Policy Years, and ___%, ___%, and ____% respectively thereafter.



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAT THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY AUL OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
                                       44

                     AMERICAN UNITED LIFE INSURANCE COMPANY

                        VARIABLE UNIVERSAL LIFE INSURANCE



MALE ISSUE AGE:  55                                                                                       $250,000 FACE AMOUNT
PREFERRED, NON-TOBACCO USER                                                                               DEATH BENEFIT OPTION 1

VARIABLE INVESTMENT                     $5,000 ANNUAL PREMIUM USING GUARANTEED CHARGES




                                       DEATH BENEFIT                      ACCOUNT VALUE                        CASH VALUE

                                   Assuming Hypothetical              Assuming Hypothetical               Assuming Hypothetical
                PREMIUMS               Gross Annual                        Gross Annual                       Gross Annual
                 ACCUM.            Investment Return of                Investment Return of               Investment Return of
    END          AT 5%       ________________________________    ________________________________   ________________________________
    OF          INTEREST
   YEAR         PER YEAR     0% Gross 6% Gross  12% Gross         0% Gross 6% Gross  12% Gross        0% Gross 6% Gross 12% Gross
------------ --------------- ---------------------------------- ----------------------------------- -----------------------------

     1
     2
     3
     4
     5

     6
     7
     8
     9
    10

    11
    12
    13
    14
    15

    20
    25
    30


(1)  Assumes that no Policy loans have been made.

(2) Current values reflect applicable premium expenses charges, current cost of insurance rates, a monthly administrative charge of $30.00 per month in year 1 and $10.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten Policy Years , and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of ___%, ____%, and ____% respectively, during the first ten Policy Years, and ___%, ___%, and ____% respectively thereafter.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAT THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY AUL OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     AMERICAN UNITED LIFE INSURANCE COMPANY

                        VARIABLE UNIVERSAL LIFE INSURANCE


MALE ISSUE AGE:  55                                                                                       $250,000 FACE AMOUNT
PREFERRED, NON-TOBACCO USER                                                                               DEATH BENEFIT OPTION 2

VARIABLE INVESTMENT                       $5,300 ANNUAL PREMIUM USING CURRENT CHARGES




                                       DEATH BENEFIT                      ACCOUNT VALUE                        CASH VALUE

                                   Assuming Hypothetical              Assuming Hypothetical               Assuming Hypothetical
                PREMIUMS               Gross Annual                        Gross Annual                       Gross Annual
                 ACCUM.            Investment Return of                Investment Return of               Investment Return of
    END          AT 5%       ________________________________    ________________________________   ________________________________
    OF          INTEREST
   YEAR         PER YEAR       0% Gross 6% Gross  12% Gross         0% Gross 6% Gross  12% Gross        0% Gross 6% Gross 12% Gross
------------ --------------- ---------------------------------- ----------------------------------- -------------------------------

     1
     2
     3
     4
     5

     6
     7
     8
     9
    10

    11
    12
    13
    14
    15

    20
    25
    30


(1)  Assumes that no Policy loans have been made.

(2) Current values reflect applicable premium expenses charges, current cost of insurance rates, a monthly administrative charge of $30.00 per month in year 1 and $5.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten Policy Years , and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of ___%, ____%, and ____% respectively, during the first ten Policy Years, and ___%, ___%, and ____% respectively thereafter.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAT THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY AUL OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     AMERICAN UNITED LIFE INSURANCE COMPANY

                        VARIABLE UNIVERSAL LIFE INSURANCE


MALE ISSUE AGE:  55                                                                                       $250,000 FACE AMOUNT
PREFERRED, NON-TOBACCO USER                                                                               DEATH BENEFIT OPTION 2

VARIABLE INVESTMENT                     $5,000 ANNUAL PREMIUM USING GUARANTEED CHARGES




                                       DEATH BENEFIT                      ACCOUNT VALUE                        CASH VALUE

                                   Assuming Hypothetical              Assuming Hypothetical               Assuming Hypothetical
                PREMIUMS               Gross Annual                        Gross Annual                       Gross Annual
                 ACCUM.            Investment Return of                Investment Return of               Investment Return of
    END          AT 5%       ________________________________    ________________________________   ________________________________
    OF          INTEREST
   YEAR         PER YEAR     0% Gross 6% Gross  12% Gross         0% Gross 6% Gross  12% Gross        0% Gross 6% Gross 12% Gross
------------ --------------- ---------------------------------- ----------------------------------- -----------------------------

     1
     2
     3
     4
     5

     6
     7
     8
     9
    10

    11
    12
    13
    14
    15

    20
    25
    30


(1)  Assumes that no Policy loans have been made.

(2) Current values reflect applicable premium expenses charges, current cost of insurance rates, a monthly administrative charge of $30.00 per month in year 1 and $10.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten Policy Years , and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of ___%, ____%, and ____% respectively, during the first ten Policy Years, and ___%, ___%, and ____% respectively thereafter.



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAT THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY AUL OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
                                       46

                      OTHER POLICY BENEFITS AND PROVISIONS

Limits on Rights to Contest the Policy

     Incontestability. In the absence of fraud, after the Policy has been in force during the Insured's lifetime for two years from the Contract Date, AUL may not contest the Contract. Any increase in the Face Amount will not be contested after the increase has been in force during the Insured's lifetime for two years following the effective date of the increase. If you did not request the Face Amount increase or if evidence of insurability was not required, we will not contest the increase.

If a Policy lapses and it is reinstated, we can contest the reinstated Policy during the first two years after the effective date of the reinstatement, but only for statements made in the application for reinstatement.

     Suicide Exclusion. If the Insured dies by suicide, while sane or insane, within two years of the Contract Date or the effective date of any reinstatement (or less if required by state law), the amount payable by AUL will be equal to the premiums paid less any loan, loan interest, and any Partial Surrender.

If the Insured dies by suicide, while sane or insane, within two years after the effective date of any increase in the Face Amount (or less if required by state law), the amount payable by AUL on such increase will be limited to the Monthly Deduction associated with the increase.

Changes in the Policy or Benefits

     Misstatement of Age or Sex. If it is determined the age or sex of the Insured as stated in the Policy is not correct, the Death Benefit will be the greater of: (1) the amount which would have been purchased at the Insured's correct age and sex by the most recent cost of insurance charge assessed prior to the date we receive proof of death; or (2) the Account Value as of the date we receive proof of death, multiplied by the Minimum Insurance Percentage for the correct age.

     Other Changes. Upon notice, AUL may modify the Policy, but only if such modification is necessary to: (1) make the Policy or the Separate Account comply with any applicable law or regulation issued by a governmental agency to which AUL is subject; (2) assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws relating to variable life contracts; (3) reflect a change in the operation of the Separate Account; or (4) provide additional Separate Account and/or fixed accumulation options. AUL reserves the right to modify the Policy as necessary to attempt to prevent the Owner from being considered the owner of the assets of the Separate Account. In the event of any such modification, AUL will issue an appropriate endorsement to the Policy, if required. AUL will exercise these rights in accordance with applicable law, including approval of Owners, if required.

Any change of the Policy must be approved by AUL's President, Vice President or Secretary. No representative is authorized to change or waive any provision of the Policy.

Change of Insured

While the Policy is in force, it may be exchanged for a new Policy on the life of a substitute Insured. The exercise of this exchange is subject to satisfactory evidence of insurability for the substitute Insured. The Contract Date of the new Policy will generally be the same as the Contract Date of the exchanged Policy. The Issue Date of the new Policy will be the date of the exchange. The initial Cash Value of the new Policy will be the same as the Cash Value of the exchanged Policy on the date of the exchange. Exercise of the Change of Insured provision will result in a taxable exchange.

Exchange for Paid-Up Policy

You may exchange the Policy for a paid-up whole life policy by Proper Notice and upon returning the Policy to the Home Office. The new policy will be for the level face amount, not greater than the Policy's Face Amount, which can be purchased by the Policy's Net Cash Value. The new policy will be purchased using the continuous net single premium for the Insured's age upon the Insured's nearest birthday at the time of the exchange. We will pay you any remaining Net Cash Value that was not used to purchase the new policy.

At any time after this option is elected, the cash value of the new policy will be its net single premium at the Insured's then attained age. All net single premiums will be based on 3% interest and the guaranteed cost of insurance rates of the Policy. No riders may be attached to the new policy.

When Proceeds Are Paid

AUL will ordinarily pay any Death Benefit Proceeds, loan proceeds, Partial Surrender proceeds, or Full Surrender proceeds within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of required documents. However, AUL may delay making a payment or processing a transfer request if (1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Separate Account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Owners.

Dividends

You will receive any dividends declared by us as long as the Policy is in force. Dividend payments will be applied to increase the Account Value in the Investment Accounts and Fixed Account on a prorata basis unless you request cash payment. We do not anticipate declaring any dividends.

Reports to Policy Owners

At least once a year, you will be sent a report at your last known address showing, as of the end of the current report period: Account Value, Cash Value, Death Benefit, amount of interest credited to amounts in the Fixed Account, change in value of amounts in the Separate Account, premiums paid, loans, Partial Surrenders, expense charges, and cost of insurance charges since the prior report. You will also be sent an annual and a semiannual report for each Fund or Portfolio underlying an Investment Account to which you have allocated Account Value, including a list of the securities held in each Fund, as required by the 1940 Act. In addition, when you pay premiums (except for premiums deducted automatically), or if you take out a loan, transfer amounts among the Investment Accounts and Fixed Account or take surrenders, you will receive a written confirmation of these transactions.

Assignment

The Policy may be assigned in accordance with its terms. In order for any assignment to be binding upon AUL, it must be in writing and filed at the Home Office. Once AUL has received a signed copy of the assignment, the Owner's rights and the interest of any beneficiary (or any other person) will be subject to the assignment. If there are any irrevocable beneficiaries, you must obtain their consent before assigning the Policy. AUL assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any loan on the Policy.

Reinstatement

The Policy may be reinstated within five years (or such longer period if required by state law) after lapse, subject to compliance with certain conditions, including the payment of a necessary premium and submission of satisfactory evidence of insurability. See your Policy for further information.

Rider Benefits

The following rider benefits are available and may be added to your Policy. If applicable, monthly charges for these riders will be deducted from your Account Value as part of the Monthly Deduction. All of these riders may not be available in all states.

    Waiver of Monthly Deduction Disability (WMDD)
    Issue Ages:     20-55

    This rider waives the Monthly Deduction during a period of total disability. WMDD cannot be attached to Policies with Face Amounts in excess of $3,000,000 or rated higher than Table H.

    Monthly Deductions are waived for total disability following a six month waiting period. Monthly Deductions made during this waiting period are re-credited to the Account Value upon the actual waiver of the Monthly Deductions. If disability occurs before age 60, Monthly Deductions are waived as long as total disability continues. If disability occurs between ages 60-65, Monthly Deductions are waived as long as the Insured remains totally disabled but not beyond age 65.

    Guaranteed Insurance Option (GIO)
    Issue ages:     20-39 (standard risks only)

    This rider allows the Face Amount of the Policy to be increased by the option amount or less, without evidence of insurability on the Insured. These increases may occur on regular option dates or alternate option dates. See the rider contract for the specific dates.

    Children's Benefit Rider (CBR)
    Issue Ages:     14 Days - 20 Years (Children's ages)

    This rider provides level term insurance on each child of the Insured. At issue, each child must be at least 14 days old and less than 20 years of age, and the Insured must be less than 56 years old and not have a substandard rating greater than table F. Once CBR is in force, children born to the Insured are covered automatically after they are 14 days old. Children are covered under CBR until they reach age 22, when they may purchase, without evidence of insurability, a separate policy with up to five times the expiring face amount of the rider's coverage.

    Other Insured Rider (OIR)
    Issue Ages:     20-85 (Other Insured's age)

    The Other Insured Rider is level term life insurance on someone other than the Insured. The minimum issue amount is $10,000, and there is no maximum issue amount. A maximum of two OIRs may be added to the Policy. The OIR amount of coverage may be changed in the future, but increases are subject to evidence of insurability.

    Prior to the Other Insured's age 70, the OIR may be converted to a permanent individual policy without evidence of insurability. The OIR may be converted to permanent coverage on the Monthiversary following the date of the Insured's death.

    Same Insured Rider (SIR)
    Issue Ages:     0-85

    This rider provides level term life insurance on the Insured. The minimum issue amount is $10,000; the maximum issue is equal to the Face Amount of the Policy. Only one SIR may be added to the Policy. The SIR face amount may be changed (increases are subject to evidence of insurability). Prior to age 70 (55 for substandard risks), the Insured may convert the SIR to permanent coverage without evidence of insurability.

    Waiver of Premium Disability (WPD)
    Issue Ages:     20-55

    This rider pays a designated premium into the Account Value during a period of total disability. The minimum designated premium is $100. WPD may not be added to a policy unless WMDD is already added. If disability occurs before age 60, the designated premium benefit is paid as long as total disability continues. If disability occurs between ages 60-65, the designated premium benefit is paid as long as the Insured remains totally disabled but not beyond age 65.

    Last Survivor Rider (LS)
    Issue Ages:     20-85

    This rider modifies the terms of the Policy to provide insurance on the lives of two Insureds rather than one. When the LS Rider is attached, the Death Benefit Proceeds are paid to the beneficiary upon the death of the last surviving Insured. The cost of insurance charges reflect the anticipated mortality of the two Insureds and the fact that the Death Benefit is not paid until the death of the surviving Insured. For a Policy containing the LS Rider to be reinstated, either both Insureds must be alive on the date of the reinstatement; or the surviving Insured must be alive and the lapse occurred after the death of the first Insured. The Incontestability, Suicide, and Misstatement of Age or Sex provisions of the Policy apply to either Insured.

    LS Rider also provides a Policy Split Option, allowing the Policy on two Insureds to be split into two separate Policies, one on the life of each Insured. The LS Rider also includes an Estate Preservation Benefit which increases the Face Amount of the Policy under certain conditions. The Estate Preservation Benefit is only available to standard risks.

    Joint First-to-Die Level Term Insurance Rider
    Issue Ages: 20-85

    This rider may be attached to a Policy in conjunction with the Last Survivor Rider. The Joint First-to-Die Rider provides a death benefit to the beneficiary on the death of the first of the Insureds to die. The cost of insurance charges reflect the anticipated joint mortality of the two Insureds. The Incontestability, Suicide, and Misstatement of Age or Sex provisions of the Policy apply to either Insured.

    Automatic Increase Rider (AIR)
    Issue Ages:     20-55 (standard risks only)

    This rider increases the Insured's base coverage by 5% each year, without evidence of insurability. The 5% increase is compounded annually and is based on the base coverage Face Amount on Policy Anniversaries. No increases are made during any period in which the Monthly Deduction is being waived. Insured's initial base coverage must be at least $100,000.

    AIR terminates on the earliest of the following dates: the date an automatic increase is rejected, the date the Face Amount is decreased, the date requested in writing by the Owner, the date of Policy termination, or the anniversary date 20 years after issue of this rider. There is no charge for AIR. New coverage generated by the rider results in an increase in the target premium and establishes an additional surrender charge. All charges for any new coverage are based on the Insured's nearest age at the time of increase.

    Guaranteed Minimum Death Benefit Rider (GMDB)

    This rider extends the Guarantee Period beyond that listed on the Policy Data Page. While the GMDB rider is in force, the Policy will remain in force and will not begin the grace period if on each Monthiversary, the sum of the premiums paid to date, less any Partial Surrenders, any outstanding loan and loan interest, equals or exceeds the Required Premium for the Guarantee Period multiplied by the number of Policy months since the Contract Date. The guarantee provided by this rider terminates if this test is failed on any Monthiversary. The guarantee will not be reinstated.

    Accelerated Death Benefit Rider (ABR)

    This rider allows for a prepayment of a portion of the Policy's Death Benefit while the Insured is still alive, if the Insured has been diagnosed as terminally ill, and has 12 months or less to live. The minimum amount available is $5,000. The maximum benefit payable (in most states) is the lesser of $500,000 or 50% of the Face Amount. ABR may be added to the Policy at any time while it is still in force. There is no charge for ABR.

Your  determination as to how to purchase a desired level of insurance  coverage
should  be  based  on  your  specific   insurance  needs.   Consult  your  sales
represenative for further information.

Additional rules and limits apply to these rider benefits. Not all such benefits may be available at any time, and rider benefits in addition to those listed above may be made available. Please ask your AUL representative for further information, or contact the Home Office.


                               TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon AUL's understanding of the present federal tax laws as they currently are interpreted by the Internal Revenue Service (the "IRS").

Tax Status of the Policy

In order to attain the tax benefits normally associated with life insurance, the Policy must be classified for federal income tax purposes as a life insurance contract. Section 7702 of the Internal Revenue Code sets forth a definition of a life insurance contract for federal income tax purposes. The U.S Treasury Department (the "Treasury") is authorized to prescribe regulations implementing
Section 7702. While proposed regulations and other interim guidance has been issued, final regulations have not been adopted. In short, guidance as to how
Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance contract.

With respect to a Policy issued on a standard basis, AUL believes that such a Policy should meet the Section 7702 definition of a life insurance contract. With respect to a Policy that is issued on a substandard basis (i.e., a premium class with extra rating involving higher than standard mortality risk) or one involving joint Insureds, there is less guidance, in particular as to how the mortality and other expense requirements of Section 7702 are to be applied, in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. If the requirements of Section 7702 were deemed not to have been met, the Policy would not provide the tax benefits normally associated with life insurance and the tax status of all contracts invested in the Investment Account to which premiums were allocated under the non-qualifying contract might be affected.

If it is subsequently determined that a Policy does not satisfy Section 7702, AUL may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, AUL reserves the right to modify the Policy as it deems necessary in its sole discretion to attempt to qualify it as a life insurance contract under Section 7702.

Section 817(h) of the Internal Revenue Code requires that the investments of each of the Investment Accounts must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Internal Revenue Code. The Investment Accounts, through the Portfolios, intend to comply with the diversification requirements prescribed in Treas. Reg. Section 1.817-5, which affect how the Portfolio's assets are to be invested. AUL believes that the Investment Accounts will, thus, meet the diversification requirements, and AUL will monitor continued compliance with this requirement.

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the investment accounts used to support their contracts. In those circumstances, income and gains from the investment account assets would be includable in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of investment account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which contract holders may direct their investments to particular investment accounts without being treated as owners of the underlying assets."

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of investment account assets. For example, an Owner has additional flexibility in allocating Net Premium payments and Account Value. These differences could result in an Owner being treated as the owner of a prorata portion of the assets of the Investment Accounts. In addition, AUL does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury has stated it expects to issue. AUL therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the Owner of a prorata share of the assets of the Investment Accounts.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Benefits

In General. AUL believes that the proceeds and Account Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance contract for federal income tax purposes. Thus, the Death Benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code. However, if you elect a settlement option for a Death Benefit other than in a lump sum, a portion of the payment made to you may be taxable.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit option, a Policy loan, a Partial Surrender, a surrender, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depends on the circumstances of each Owner or beneficiary.

The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

Generally, the Owner will not be deemed to be in constructive receipt of the Account Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a Modified Endowment. Upon a complete surrender or lapse of a Policy, whether or not a Modified Endowment, the excess of the amount received plus the amount of any outstanding loans and loan interest over the total investment in the Policy will generally be treated as ordinary income subject to tax.

     Modified Endowments. Section 7702A establishes a class of life insurance Policies designated as "Modified Endowment Contracts." The rules relating to whether a Policy will be treated as a Modified Endowment are extremely complex and cannot be adequately described in the limited confines of this summary. In general, a Policy will be a Modified Endowment if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy may also become a Modified Endowment after a material change. The determination of whether a Policy will be a Modified Endowment after a material change generally depends upon the relationship of the Death Benefit and Account Value at the time of such change and the additional premiums paid in the seven years following the material change.

Due to the Policy's flexibility, classification as a Modified Endowment will depend on the individual circumstances of each Policy. In view of the foregoing, a current or prospective Owner should consult with a tax adviser to determine whether a Policy transaction will cause the Policy to be treated as a Modified Endowment. However, at the time a premium is credited which in AUL's view would cause the Policy to become a Modified Endowment, AUL will attempt to notify the Owner that unless a refund of the excess premium (with any appropriate interest) is requested by the Owner, the Policy will become a Modified Endowment. However, we do not undertake to provide such notice. The Owner will have 30 days after receiving such notification to request the refund.

Policies  classified as Modified  Endowments  will be subject to the  following:
First, all distributions, including distributions upon surrender and Partial Surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Account Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by such a Policy, are treated as distributions from the Policy and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

If a Policy becomes a Modified Endowment after it is issued, distributions made during the Policy Year in which it becomes a Modified Endowment, distributions in any subsequent Policy Year and distributions within two years before the Policy becomes a Modified Endowment will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a Modified Endowment could later become taxable as a distribution from a Modified Endowment.

All Modified Endowments that are issued by AUL (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment for purposes of determining the amount includable in an Owner's gross income under
Section 72(e) of the Internal Revenue Code.

Distributions from a Policy that is not a Modified Endowment are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's Death Benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

Loans from, or secured by, a Policy that is not a Modified Endowment are not treated as distributions. Instead, such loans are treated as indebtedness of the Owner.

Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a Modified Endowment are subject to the 10 percent additional income tax.

     Policy Loan Interest. Generally, consumer interest paid on any loan under a Policy which is owned by an individual is not deductible. The deduction of other forms of interest paid on Policy loans may also be subject to other restrictions under the Internal Revenue Code. A qualified tax adviser should be consulted before deducting any Policy loan interest.

     Investment in the Policy. Investment in the Policy means: (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a Modified Endowment to the extent that such amount is included in the gross income of the Owner.

Estate and Generation Skipping Taxes

When the Insured dies, the Death Benefits will generally be includable in the Owner's estate for purposes of federal estate tax if the Insured owned the Policy. If the Owner was not the Insured, the fair market value of the Policy would be included in the Owner's estate upon the Owner's death. Nothing would be includable in the Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $600,000 will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse.

If the Owner (whether or not he or she is the Insured) transfers ownership of the Policy to someone two or more generations younger, the transfer may be subject to the generation-skipping transfer tax, the taxable amount being the value of the Policy. The generation-skipping transfer tax provisions generally apply to transfers which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping transfer exemption of $1 million. Because these rules are complex, the Owner should consult with a qualified tax adviser for specific information if ownership is passing to younger generations.

Life Insurance Purchased for Use in Split Dollar Arrangements

On January 26, 1996, the IRS released a technical advice memorandum ("TAM") on the taxability of life insurance policies used in certain split dollar arrangements. A TAM, issued by the National Office of the IRS, provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specific set of facts and a specific taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

Non-Individual Ownership of Contracts

If the Owner of a Policy is an entity rather than an individual, the tax treatment may differ from that described above. Accordingly, prospective Owners that are entities should consult a qualified tax adviser.

Possible Charge for AUL's Taxes

At the present time, AUL makes no charge for any federal, state or local taxes (other than the charge for state and local premium taxes) that it incurs that may be attributable to the Investment Accounts or to the Policies. However, AUL reserves the right to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Investment Accounts or to the Policies.

                  OTHER INFORMATION ABOUT THE POLICIES AND AUL

Policy Termination

The Policy will terminate, and insurance coverage will cease, as of: (1) the end of the Valuation Period during which we receive a notice in good order from you to surrender the Policy; (2) the expiration of a grace period; or (3) the death of the Insured. See "Surrendering the Policy for Net Cash Value," "Premium Payments to Prevent Lapse," and "Death Benefit and Changes in Face Amount."

Resolving Material Conflicts

The Funds presently serve as the investment medium for the Policies. In addition, the Funds have advised us that they are available to registered separate accounts of insurance companies, other than AUL, offering variable annuity and variable life insurance policies.

We do not currently foresee any disadvantages to you resulting from the Funds selling shares as an investment medium for products other than the Policies. However, there is a theoretical possibility that a material conflict of interest may arise between Owners whose Cash Values are allocated to the Separate Account and the owners of variable life insurance policies and variable annuity contracts issued by other companies whose values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of the Funds may also be sold to certain qualified pension and retirement plans qualifying under Section 401 of the Internal Revenue Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of a material conflict, we will take any necessary steps, including removing the Separate Account from that Fund, to resolve the matter. The Board of Directors/Trustees of each Fund will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts.

Addition, Deletion or Substitution of Investments

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Separate Account or that the Separate Account may purchase. If the shares of a Portfolio are no longer available for investment or if, in our judgment, further investment in any Portfolio should become inappropriate in view of the purposes of the Separate Account, we may redeem the shares, if any, of that Portfolio and substitute shares of another registered open-end management investment company. We will not substitute any shares attributable to a Policy's interest in an Investment Account of the Separate Account without notice to you and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

We also reserve the right to establish additional Investment Accounts of the Separate Account, each of which would invest in shares corresponding to a Portfolio of a Fund or in shares of another investment company having a specified investment objective. Any new Investment Accounts may be made available to existing Owners on a basis to be determined by AUL. Subject to applicable law and any required SEC approval, we may, in our sole discretion, eliminate one or more Investment Accounts if marketing needs, tax considerations or investment conditions warrant.

If any of these substitutions or changes are made, we may, by appropriate endorsement, change the Policy to reflect the substitution or change.

If we deem it to be in the best interests of persons having voting rights under the Policies (subject to any approvals that may be required under applicable law), the Separate Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other AUL separate accounts.

Voting Rights

AUL is the legal owner of the shares of the Portfolios held by the Investment Accounts of the Separate Account. In accordance with its view of present applicable law, AUL will exercise voting rights attributable to the shares of each Portfolio held in the Investment Accounts at any regular and special meetings of the shareholders of the Funds or Portfolios on matters requiring shareholder voting under the 1940 Act. AUL will exercise these voting rights based on instructions received from persons having the voting interest in corresponding Investment Accounts of the Separate Account and consistent with any requirements imposed on AUL under contracts with any of the Funds, or under applicable law. However, if the 1940 Act or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result AUL determines that it is permitted to vote the shares of the Portfolios in its own right, it may elect to do so.

The person having the voting interest under a Policy is the Owner. AUL or the pertinent Fund shall send to each Owner a Fund's proxy materials and forms of instruction by means of which instructions may be given to AUL on how to exercise voting rights attributable to the Portfolio's shares.

Unless otherwise required by applicable law or under a contract with any of the Funds, with respect to each of the Portfolios, the number of Portfolio shares as to which voting instructions may be given to AUL is determined by dividing the value of all of the Accumulation Units of the corresponding Investment Account attributable to a Policy on a particular date by the net asset value per share of that Portfolio as of the same date. Fractional votes will be counted. The number of votes as to which voting instructions may be given will be determined as of the date coincident with the date established by a Fund for determining shareholders eligible to vote at the meeting of the Fund or Portfolio. If required by the SEC or under a contract with any of the Funds, AUL reserves the right to determine in a different fashion the voting rights attributable to the shares of the Portfolio. Voting instructions may be cast in person or by proxy.

Voting  rights   attributable  to  the  Policies  for  which  no  timely  voting instructions are received will be voted by AUL in the same proportion as the voting instructions which are received in a timely manner for all Policies participating in that Investment Account. AUL will vote shares of any Investment Account, if any, that it owns beneficially in its own discretion, except that if a Fund offers its shares to any insurance company separate account that funds variable annuity contracts or if otherwise required by applicable law or contract, AUL will vote its own shares in the same proportion as the voting instructions that are received in timely manner for Policies participating in the Investment Account.

Neither the Separate Account nor AUL is under any duty to inquire as to the instructions received or the authority of Owners or others to instruct the voting of shares of any of the Portfolios.

If required by state insurance officials, AUL may disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Portfolios, or to approve or disapprove an investment advisory agreement. In addition, AUL may under certain circumstances disregard voting instructions that would require changes in the investment advisory contract or investment adviser of one or more of the Portfolios, provided that AUL reasonably disapproves of such changes in accordance with applicable federal regulations. If AUL ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next semiannual report. Finally, AUL reserves the right to modify the manner in which the weight to be given to pass-through voting instructions is calculated when such a change is necessary to comply with current federal regulations or the current interpretation thereof.

Sale of the Policies

The Policies will be offered to the public on a continuous basis, and we do not anticipate discontinuing the offering of the Policies. However, we reserve the right to discontinue the offering. Applications for Policies are solicited by representatives who are licensed by applicable state insurance authorities to sell our variable life contracts and who are also registered representatives of AUL. AUL is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

AUL acts as the "principal underwriter," as defined in the 1940 Act, of the Policies for the Separate Account. We are not obligated to sell any specific number of Policies.

Registered representatives may be paid commissions on Policies they sell. Representatives generally will be paid 50% of planned premiums paid in the first year for premiums up to target premium. For planned premiums paid in excess of target premium, registered representatives will also receive 3% of that excess. Additional commissions may be paid in certain circumstances. Other allowances and overrides also may be paid.

AUL Directors and Executive Officers

The following table sets forth the name and principal occupations during the past five years of each of AUL's directors and executive officers. Unless otherwise indicated, the address of each of the following individuals is One American Square, P.O. Box 368, Indianapolis, Indiana 46206-0368, and the indicated position is with AUL.


NAME                                                        Principal Occupation During Past Five Years

Jerry D. Semler                                             President and Chief Operating Officer, 1980-1989;
                                                            President & Chief Exec. Officer, 1989-8/91; Chairman of
                                                            the Board, Pres. & CEO, 9/91-present; Mental Health
                                                            Board, State of Indiana, 10/87-10/91; Dir. Jenn
                                                            Foundation Board, 5/92-present; IWC Resources Corp.,
                                                            4/96-present

John H. Barbre                                              Sr. Vice Pres., Individual Div., 5/80-present

William R. Brown                                            General Counsel & Secretary, 1/85-present; Dir., Health
                                                            & Hospital Corp. of Marion County Board, 1/84-1/92;
                                                            Member, Metro Development Com. of Indpls., 1/92-10/93
                                                            Dir., NOLHGA Board, 1/95-present

Charles D. Lineback                                         Sr. Vice Pres. Reinsurance Div., 12/87-present

James W. Murphy                                             Sr. Vice Pres., Corporate Finance, 8/69-present

Jerry L. Plummer                                            Sr. Vice Pres., Human Resources, 1/93-present; V.P.
                                                            Human Res., 1/81-1/93

R. Stephen Radcliffe                                        Executive Vice Pres., 8/94-present; Sr. V.P.,
                                                            Chief Actuary, 5/83-8/94; Director, 2/91-present

G. David Sapp                                               Sr. Vice Pres., Investments, 1/92-Present; V.P.,
                                                            Securities, 8/75-1/92

James P. Shanahan                                           Sr. Vice Pres., Pension Div., 1/83-Present

Gerald T. Walker                                            Sr. Vice Pres., Group Life & Health Div., 10/89-present

Kent R. Adams                                               Vice Pres., Fixed Income Securities, 1/92-present;
                                                            Asst. V.P., Securities, 1/77-1/92

Catherine B. Husman                                         V.P. and Chief Actuary, 7/97-present; V.P. and
                                                            Corporate Actuary, 1/84-7/97

                                       60

Scott A. Kincaid                                            V.P. & Chief Information Officer, 1/95-present; V.P.
                                                            Data Center, 9/91-1/95; Asst. V.P. Data Center, 8/83-9/91

Steven C. Berring, M.D.                                     Director, 2/90-present; Director, NIPSCO Industries,
575 McCormick Rd.                                           Inc., 2/86-present; Director, Arvin Industries, Inc.,
West Lafayette, IN 47906                                    11/83-present; Director, Eli Lilly, 4/83-present;
                                                            President, Purdue University, 2/83-present, Director,
                                                            Guidant Corp., 12/94-8/95; Dir., State Life Ins. Co.,
                                                            11/94-present

Arthur L. Bryant                                            Director, 11/94-present; President, The State Life
11817 Sand Dollar Ct.                                       Insurance Company, 9/83-present; Chairman of Board, The
Indianapolis, IN 46256                                      State Life Ins., 2/85-11/94

James M. Cornelius                                          Director, 2/96-present; V.P. & CFO, Eli Lilly & Co.,
1055 Park Place                                             1/83-1995; Chairman, Guidant Corp., 10/95-present; Dir.
Zionsville, IN 46077                                        State Life Ins. Co, 11/94-present; Dir., National Bank
                                                            of Indpls., 11/93-present; Dir. Lilly Industries, Inc.,
                                                            4/96-present

James A. Dora                                               Director, 2/89-present; Chairman/CEO and Owner, General
5121 Green Braes, E. Dr.                                    Hotels Corp., 1/90-present; President and Owner, General
Indianapolis, IN 46234                                      Hotels Corp., 1967-1989; Dir., Indiana National Bank, 4/83-10/93
                                                            Div., NBD Bank, N.A. (formely Indiana National Bank),
                                                            10/93-present; Dir., State Life, 11/94-present

Otto N. Frenzel                                             Director, 2/71-present (Chairman of Audit Comm.);
11330 Templin Rd.                                           Chairman,, Executive Comm., National City Bank Indiana,
Zionsville, IN 46077                                        1/96-present; Chrmn. National City Bank Indiana,
                                                            10/92-1/96; Dir., National City Corp., 10/92-present;
                                                            Chairman, Merchants National Corp. 4/79-1/93; Vice
                                                            Chrmn., Merchants National Bank & Trust Co. of Indpls.,
                                                            4/86-10/92; Director, Indpls. Water Co., 4/63-present;
                                                            Dir., Indiana Gas Co., Inc., 1/67-present; Dir. Indpls.
                                                            Power & Lights Cop. 4/77-present; Dir. Baldwin & Lyons,
                                                            Inc., 5/79-present; Dir., IPALCO Enterprises, Inc.,
                                                            9/83-present; Dir., IWC Resources Corp., 3/86-present;
                                                            Dir. Indiana Energy, Inc., 10/85-present; Dir., State
                                                            Life Ins. Co., 11/94-present

David W. Goodrich                                           Director, 2/95-present; Exec. Vice Pres., F.C. Tucker
6060 Sunset Ln.                                             Co., 1/86-present; Chrmn., Methodist Hosp. of Indiana
Indianapolis, IN 46228                                      1/93-6/96; Director, The State Life Ins. Co.,
                                                            7/90-present; Director, Irwin Financial Corp.,
                                                            1/88-present; Director, Citizens Gas & Coke Utility,
                                                            9/94-present; Vice Chairman, Clarian Health Partners,
                                                            6/96-present

                                       61

William P. Johnson                                          Director, 7/78-present; Chairman of the Board & CEO,
19448 Rio Verde Dr.                                         Goshen Rubber Co., 7/91-present, Pres. & Treas., Goshen
Goshen, IN 46526                                            Rubber Co., 9/76-7/91; Pres. & Dir., GNC Corp.,
                                                            9/76-7/91; Pres. & Dir., GSH Corp., 7/91-present; Pres.
                                                            & Dir. GRN Corp., 9/76-7/91; Chrmn., GRN Corp.,
                                                            7/91-present; Pres. & Dir., Goshen Rubber of Canada,
                                                            Ltd., 9/76-7/91; Chrmn., Goshen Rubber of Canada, Ltd.,
                                                            7/91-present; Dir.,  Society Bank Ind. (formely
                                                            Trustcorp Inc.) So. Bend, IN, 2/88-12/95; Member of
                                                            Advisory Comm., Society Bank Ind. Goshen, IN,
                                                            2/88-12/95; Dir., Coachman Industries, 1978-present;
                                                            Chrmn. & CEO, Syracuse Rubber Co., 1981-present; Chrmn.
                                                            & CEO, Bond-Flex Rubber Co., 4/86-present; Dir., Peetro
                                                            Go, Inc., 4/86-5/96; Dir., Flair Inc., 3/86 present;
                                                            Dir., Lightfoot Enterprises, 4/86-present; Chrmn.,
                                                            Palmer Plastics, 10/87-present; Chrmn.,Dayton
                                                            Polymrics, 10/89-present; Chrmn., GR Plastics,
                                                            10/89-present; Chrmn. & CEO, ETI Inc., 9/92-present;
                                                            Chrmn. & CEO, GKI Inc., 7/91-present; Chrmn. & CEO,
                                                            Prolon, Inc., 10/92-present; Chrmn. & CEO, Yeasel, Inc.,
                                                            1/90-present; Chrmn. & CEO, Bower Mfg., 7/91-present;
                                                            Dir., State Life Ins. Co., 11/94-present

James T. Morris                                             Director, 2/87-presnet; Chairman & CEO, Indianapolis
8191 N. Pennsylvania                                        Water Co., 1/92-present; Pres., Indianapolis Water Co.,
Indianapolis, IN 46240                                      1/89-1/92; Pres., Chrmn. & CEO, IWC Resources Corp.,
                                                            1/89-present; Director, MSA Realty Corp., 11/84-9/94;
                                                            Dir., National City Bank Corp, 7/89-present; Advisor,
                                                            Logo 7, Inc., 9/90-12/91; Dir., Paul Harris,
                                                            12/96-present; Dir., State Life Ins. Co., 11/94-present

Thomas E. Reilly, Jr.                                       Director, 2/90-present; Chairman, Reilly Industries,
8877 Pickwick Dr.                                           Inc., 1/90-present; President, Reilly Indus., 1963-1/90;
Indianapolis, IN 46260                                      Director, Lilly Indus. Inc., 4/81-present; Director,
                                                            INB National Bank, 4/84-10/93; Dir. NBD Indiana,
                                                            subsid. of NBD Bancorp, 4/84-1994; Dir., NBD Bancorp,
                                                            3/94-2/95; Dir,. First Chicago NBD Corp., 2/95-present;
                                                            Dir., Herff Jones Corp., 10/95-present; Dir., State Life
                                                            Ins. Co., 11/94-present
                                       62


William R. Riggs                                            Director, 2/92-present; Attorney (Partner), Ice Miller
7614 Silver Pine Ct.                                        Donadio & Ryan, 6/63-present; Dir, State Life Ins. Co.,
Indianapolis, IN 46250                                      11/94-present

Yvonne H. Shaheen                                           Director,   8/93-present;   Utility
                                                            Pres.  & CEO,  Bright  Sheet  11808
                                                            Rolling    Springs    Dr.    Metal,
                                                            2/87-1/95;  Pres. & CEO, Long Elec.
                                                            Co.,    Indianapolis,    IN   46032
                                                            2/87-present;    Dir.,    Corporate
                                                            Community    Council,    1/93-1/95;
                                                            Director,     Community    Hospital
                                                            Foundation, 1/92-2/96; Dir., Junior
                                                            Achievement,   4/90-present;  Dir.,
                                                            National Elec.  Contractors Assoc.,
                                                            1/91-present;   Dir.,  Indianapolis
                                                            Chamber of Commerce,  1/90-present;
                                                            Dir., Greater Indianapolis Progress
                                                            Committee, 12/88-present; Dir., Boy
                                                            Scouts of  America,  10/91-present,
                                                            Director,   State  Life  Ins.  Co.,
                                                            11/94-present

Frank D. Walker                                             Director, 11/94-present; Chairman of the Board & CEO,
3613 Bay Rd. N. Dr.                                         Walker Information, Inc., 6/60-present; Managing
Indianapolis, IN 46240                                      Partner, W.R. Properties, 6/84-present; Dir., Citizens
                                                            Gas & Coke Utility, 10/87-present; Dir., NBD Bank N.A.
                                                            Indiana, 4/88-present; Dir., State Life Ins. Co.,
                                                            8/88-present; Advisor, Wild Birds Unlimited, Inc.,
                                                            8/95-present

State Regulation

AUL is subject to regulation by the Department of Insurance of the State of Indiana, which periodically examines the financial condition and operations of AUL. AUL is also subject to the insurance laws and regulations of all jurisdictions where it does business. The Policy described in this Prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

AUL is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

Additional Information

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

Independent Auditors

The consolidated balance sheets for AUL at December 31, 1996 and the related consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 1996 appearing herein have been audited by Coopers & Lybrand LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by Stephen J. Pearson, FSA, MAAA, Assistant Vice President and Individual Product Actuary of AUL.

Litigation

The Separate Account is not a party to any litigation. Its depositor, AUL, as an insurance company, ordinarily is involved in litigation. AUL is of the opinion that such litigation is not material to the Owners of the Policies.

Legal Matters

Dechert Price & Rhoads of Washington, D.C. has provided advice on certain matters relating to the federal securities laws. Matters of Indiana law pertaining to the Policies, including AUL's right to issue the Policies and its qualification to do so under applicable laws and regulations issued thereunder, have been passed upon by Richard A. Wacker, Associate General Counsel of AUL.

Financial Statements

AUL's financial statements as of December 31, 1996 for the year ended December 31, 1996 are included in this Prospectus. The financial statements of AUL should be distinguished from financial statements of the Separate Account and should be considered only as bearing upon AUL's ability to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account. Because the Separate Account has not commenced operations before the date of this Prospectus, no financial statements of the Separate Account are included in this Prospectus.


                                [To be provided]

                                     PART II

Undertaking to File Reports

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Rule 484 Undertaking
Article IX, Section 1 of the by-laws of American United Life Insurance Company(R) ("AUL") provides as follows:

         The corporation shall indemnify any director or officer or former director or officer of the corporation against expenses actually and reasonably incurred by him (and for which he is not covered by insurance) in connection with the defense of any action, suit or proceeding (unless such action, suit or proceeding is settled) in which he is made a party by reason of being or having been such director or officer, except in relation to matters as to which he shall be adjudged in such action, suit or proceeding, to be liable for negligence or misconduct in the performance of his duties. The corporation may also reimburse any director or officer or former director or officer of the corporation for the reasonable costs of settlement of any such action, suit or proceeding, if it shall be found by a majority of the directors not involved in the matter in controversy (whether or not a quorum) that it was to the interest of the corporation that such settlement be made and that such director or officer was not guilty of negligence or misconduct. Such rights of indemnification and reimbursement shall not be exclusive of any other rights to which such director or officer may be entitled under any By-law, agreement, vote of members or otherwise.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Section 26(e)(2) Representation

     AUL, the sponsoring insurance company of the AUL American Individual Variable Life Unit Trust, hereby represents that the fees and charges deducted under the Policies are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by AUL.

Contents of Registration Statement

         This Registration Statement on Form S-6 comprises the following papers and documents:

                  The facing sheet.
                  Reconciliation and tie.
                  The   Prospectus    consisting   of   64 pages    (including
                    illustrations).
                  The undertaking to file reports.
                  The undertaking  pursuant to Rule 484.
                  The representation pursuant to Section 26(e)(2).
                  The signatures.
                  Written consent of the following persons (included
                    in the exhibits shown below):
                    Independent Public Accountants
                    Dechert Price & Rhoads
                    Actuary

The following exhibits:

         1.       (1)      Resolution of the Board of Directors of the Depositor
                           dated July 10, 1997 concerning AUL American
                           Individual Variable Life Unit Trust

                  (2)      Inapplicable

                  (3)      (a) Inapplicable

                           (b) Inapplicable

                           (c) Schedule of Sales Commissions(*)

                  (4)      Inapplicable

                  (5)      (a) Form of Flexible Premium Adjustable Variable Life
                               Insurance Policy

                           (b) Form of Last Survivor Rider

                           (c) Form of Waiver of Monthly Deduction Disability

                           (d) Form of Guaranteed Insurance Option

                           (e) Form of Children's Benefit Rider

                           (f) Form of Other Insured/Same Insured Rider

                           (g) Form of Waiver of Premium Disability

                           (h) Form of Automatic Increase Rider

                           (i) Form of Guaranteed Minimum Death Benefit Rider

                           (j) Form of Accelerated Death Benefit Rider

                           (k) Form of Joint  First-to-Die  Level Term Insurance
                               Rider

                  (6)      (a) Articles of Incorporation of American United Life
                               Insurance Company(R) (1)

                           (b) By-laws  of  American   United   Life   Insurance
                               Company(R) (1)

                  (7)      Inapplicable

                  (8)      (a) Form of Participation  Agreement between American
                               United  Life   Insurance   Company(R)  and  Alger
                               American Fund (2)

                           (b) Form of Participation  Agreement between American
                               United Life Insurance Company(R) and American Century Variable Portfolios, Inc. (2)

                           (c) Form of Participation  Agreement between American
                               United Life Insurance Company(R) and Fidelity Variable Insurance Products Fund (1)

                           (d) Form of Participation  Agreement between American
                               United Life Insurance Company(R) and Fidelity Variable Insurance Products Fund II (1)

                           (e) Form of Participation  Agreement between American
                               United Life Insurance Company(R) and T. Rowe Price Equity Series, Inc. (2)

                  (9)      Inapplicable

                  (10)     Form  of   Application   for   Flexible   Premium
                           Adjustable Variable Life Insurance Policy(*)

         2.       Opinion and consent of legal  officer of American  United Life
                  Insurance   Company(R)  as  to  legality  of  Policies   being
                  registered(*)

         3.       Inapplicable

         4.       Inapplicable

         5.       Inapplicable

         6.       Consent of Independent Accountants(*)

         7.       Consent of Dechert Price & Rhoads(*)

         8.       Opinion of Actuary(*)

         9.       Memorandum  Describing  Issuance,   Transfer,  and  Redemption
                  Procedures

         10.      Powers of Attorney
---------------

(1) Incorporated herein by reference to the registration statement of AUL Unit Trust (File No. 33-31375) on Form N-4.

(2) Incorporated herein by reference to the registration statement of AUL American Individual Unit Trust (File No. 33-79562) on Form N-4.

(*)      To be filed by amendment.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant, AUL American Individual Variable Life Unit Trust, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Indianapolis, and the state of Indiana, on the 31st day of July, 1997.

                               AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST
                                            (Registrant)

                               By:  American United Life Insurance Company

                               By:  Jerry D. Semler*
                                    Name:  Jerry D. Semler
                                    Title: Chairman of the Board, President,
                                           and Chief Executive Officer


                               AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                                            (Depositor)

                               By:  Jerry D. Semler*
                                    Name:  Jerry D. Semler
                                    Title: Chairman of the Board, President,
                                           and Chief Executive Officer


* By:  /s/ Richard A. Wacker
       ______________________
       Richard A. Wacker as attorney-in-fact

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed below by the following persons in the capacities and on the date indicated.

Name                      Capacity                                              Date

Jerry D. Semler*          Director, President, and Chief Executive Officer      July 31, 1997

James W. Murphy*          Principal Financial and Accounting Officer            July 31, 1997

Arthur L. Bryant*         Director                                              July 31, 1997

James E. Cornelius*       Director                                              July 31, 1997

James E. Dora*            Director                                              July 31, 1997

Otto N. Frenzel III*      Director                                              July 31, 1997

William P. Johnson*       Director                                              July 31, 1997

R. Stephen Radcliffe*     Director                                              July 31, 1997

Yvonne H. Shaheen*        Director                                              July 31, 1997

Frank D. Walker*          Director                                              July 31, 1997


* By:  /s/ Richard A. Wacker
       _______________________________
       Richard A. Wacker as attorney-in-fact

* Powers of Attorney included herein.

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                               EXHIBITS FILED WITH
                                    FORM S-6



                For Registration Under the Securities Act of 1933
                     of Securities of Unit Investment Trust
                            Registered on Form N-8B-2




                AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST
                  OF AMERICAN UNITED LIFE INSURANCE COMPANY(R)



Exhibit Number                                       Name of Exhibit

1.(1)                                                Resolution  of the Board of
                                                     Directors of the  Depositor
                                                     dated    July   10,    1997
                                                     concerning   AUL   American
                                                     Individual   Variable  Life
                                                     Unit Trust

1.(5)(a)                                             Form of Flexible Premium Adjustable Variable Life Insurance
                                                     Policy

1.(5)(b)                                             Form of Last Survivor Rider

1.(5)(c)                                             Form of Waiver of Monthly Deduction Disability

1.(5)(d)                                             Form of Guaranteed Insurance Option

1.(5)(e)                                             Form of Children's Benefit Rider

1.(5)(f)                                             Form of Other Insured/Same Insured Rider

1.(5)(g)                                             Form of Waiver of Premium Disability

1.(5)(h)                                             Form of Automatic Increase Rider



1.(5)(i)                                             Form of Guaranteed Minimum Death Benefit Rider

1.(5)(j)                                             Form of Accelerated Death Benefit Rider

1.(5)(k)                                             Form of Joint First-to-Die Level Term Insurance
                                                     Rider

9                                                    Memorandum Describing Issuance, Transfer, and Redemption
                                                     Procedures

10                                                   Powers of Attorney
